PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(5)
(TO PROSPECTUS DATED OCTOBER 1, 2003)	Registration No. 333-109215

Republic of Colombia

Invites the Owners of its

U.S. $500,000,000 9.75% Puttable or Mandatorily Exchangeable Bonds due 2009

(the “Old Bonds”)

Old Bonds CUSIP No. 195325AT2, ISIN US195325AT29, Common Code 010465834

to submit, in a modified Dutch Auction, offers to exchange up to U.S. $250,000,000 principal amount of Old Bonds for a combination of new 9.75% Bonds due 2009 (“New Bonds”)

and a U.S. dollar amount of cash (the “Invitation”)

THE INVITATION WILL BEGIN ON NOVEMBER 19, 2003. THE INVITATION AND
WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY,
NOVEMBER 24, 2003 (SUCH DATE, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”),
UNLESS EXTENDED OR EARLIER TERMINATED BY COLOMBIA IN ITS SOLE DISCRETION.

The New Bonds will be consolidated and form a single series with, and be fully fungible with, Colombia’s existing U.S. $500,000,000 9.75% Bonds due 2009 (CUSIP No. 195325AR6, ISIN US195325AR62, Common Code 009688609).

Application has been made to list the New Bonds on the Luxembourg Stock Exchange.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The sole Dealer Manager is:

UBS Investment Bank

November 19, 2003

i

INTRODUCTION

When you make your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. The Republic of Colombia (the “Republic” or “Colombia”) has not authorized anyone to provide you with information that is different. This document may only be used where it is legal to offer and sell these securities. The information in this prospectus supplement and the prospectus may only be accurate as of the date of this prospectus supplement or the prospectus, as applicable.

Colombia is furnishing this prospectus supplement and the accompanying prospectus solely for use by current holders of Old Bonds in the context of the Invitation and for Luxembourg listing purposes. Colombia confirms that:

•	the information contained in this prospectus supplement and the prospectus is true and correct in all material respects and is not misleading,

•	it has not omitted other facts the omission of which makes this prospectus supplement and the prospectus as a whole misleading, and

•	it accepts responsibility for the information it has provided in this prospectus supplement and the prospectus.

The New Bonds are debt securities of Colombia, which are being offered under Colombia’s registration statements nos. 333-109215 and 333-13624 filed with the SEC under the U.S. Securities Act of 1933, as amended. The accompanying prospectus is part of the registration statement. The prospectus provides you with a general description of the securities that Colombia may offer, and this prospectus supplement contains specific information about the terms of the Invitation and the New Bonds. This prospectus supplement also adds, updates or changes information provided or incorporated by reference in the prospectus. Consequently, before you offer to exchange your Old Bonds, you should read this prospectus supplement together with the prospectus as well as the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The documents incorporated by reference consist of Colombia’s Annual Report for 2002 on Form 18-K, and all amendments to the Annual Report. You can inspect those documents at the office of the SEC, and you may obtain copies of them free of charge at the offices of the Luxembourg listing agent, Kredietbank S.A. Luxembourgeoise or the Luxembourg exchange agent and paying agent, J.P. Morgan Bank Luxembourg S.A., listed on the back cover page of this document. Copies of this prospectus supplement and a further supplement describing the results of the Invitation, when announced, will be available at the offices of the Luxembourg listing agent indicated on the back cover of this prospectus supplement.

Colombia will cancel the Old Bonds it acquires pursuant to the Invitation. Accordingly, this transaction will reduce the aggregate principal amount of Old Bonds that otherwise might trade in the market, which could adversely affect the liquidity and market value of the remaining Old Bonds that Colombia does not acquire.

None of Colombia, the dealer manager for the Invitation, JPMorgan Chase Bank, the exchange agent or J.P. Morgan Bank Luxembourg S.A., the Luxembourg exchange agent have expressed any opinion as to whether the terms of the Invitation are fair. None of Colombia, the dealer manager, the exchange agent or the Luxembourg exchange agent makes any recommendation that you offer to exchange Old Bonds or refrain from doing so pursuant to the Invitation, and no one has been authorized by Colombia, the dealer manager, the exchange agent or the Luxembourg exchange agent to make any such recommendation. You must make your own decision as to whether to offer to exchange Old Bonds or refrain from doing so, and, if so, the principal amount of Old Bonds to offer to exchange and the Offer Price (as described in this prospectus supplement) that you would accept.

Letters of transmittal may only be submitted by a direct participant in The Depository Trust Company (“DTC”), the Euroclear System (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”), each of which is referred to as a holder, electronically through DTC’s Automated Tender Offer

Program (“ATOP”), except as otherwise provided below. Colombia reserves the right to reject any letter of transmittal not received in the appropriate form.

CERTAIN LEGAL RESTRICTIONS

The distribution of materials relating to the Invitation, and the transactions contemplated by the Invitation, may be restricted by law in certain jurisdictions. If materials relating to the Invitation come into your possession, you are required by Colombia to inform yourself of and to observe all of these restrictions. The materials relating to the Invitation do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the Invitation be made by a licensed broker or dealer and the dealer manager or any affiliate of the dealer manager is a licensed broker or dealer in that jurisdiction, the Invitation shall be deemed to be made by the dealer manager or such affiliate on behalf of Colombia in that jurisdiction. For more information, see “Jurisdictional Restrictions” in this prospectus supplement.

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement. It is not complete and may not contain all the information that you should consider before offering Old Bonds in exchange for New Bonds. You should read the entire prospectus supplement and the accompanying prospectus carefully.

The Invitation

The Invitation	Colombia is inviting holders of the Old Bonds to submit offers to exchange Old Bonds for newly issued New Bonds and a U.S dollar amount of cash.

The New Bonds will be consolidated and form a single series with, and be fully fungible with, Colombia’s existing 9.75% Bonds due 2009 (CUSIP No. 195325AR6; ISIN US195325AR62; Common Code 009688609). The New Bonds will have substantially the same terms, including their interest rate, interest payment dates and maturity date, as the Old Bonds, except that holders will not have the right to elect early repayment of the New Bonds on April 25, 2005.

The Invitation is part of a broader program of Colombia to manage its external liabilities.

Maximum Size of the Invitation

Colombia will issue no more than U.S. $250,000,000 aggregate principal amount of New Bonds pursuant to the Invitation, except to the extent required to effect the proration of offers. See “—Proration of Offers” below.

Consideration to be Received Pursuant to the Invitation	If you hold Old Bonds and validly offer them pursuant to the Invitation and Colombia accepts your offer, you will receive:

•	an equal principal amount of New Bonds for the Old Bonds exchanged, and

•	a cash payment.

We refer to this cash payment as the “Clearing Cash Payment.”

The Clearing Cash Payment will be an amount, expressed as a percentage of the principal amount of Old Bonds accepted for exchange, as determined by Colombia in its sole discretion pursuant to a modified Dutch auction and announced by Colombia at or around 5:00 P.M., New York City time, on the Announcement Date (as defined below), or as soon as possible thereafter.

You will not receive a payment in respect of any accrued and unpaid interest on your Old Bonds accepted for exchange, because the New Bonds will be issued with accrued interest from the last interest payment date on the Old Bonds, and the interest rate and interest payment dates on the Old Bonds and the New Bonds are the same.

Minimum Cash Payment	The Clearing Cash Payment will not be less than 1.5% of the principal amount of the Old Bonds accepted for exchange. We call this the “Minimum Cash Payment.”

Procedures for the Invitation; Determination of Clearing Cash Payment	You may submit either:

•	a competitive offer (multiple offers may be made provided that the aggregate of these offers do not exceed the total principal amount of Old Bonds that you hold) setting forth the cash payment (expressed as a percentage of the principal amount of the Old Bonds) you would be willing to accept as the Clearing Cash Payment in respect of the Old Bonds that are the subject of your offer; we call this amount your “Offer Price”; or

•	a noncompetitive offer. You understand that by submitting a non-competitive offer, if your offer is accepted, you have agreed to accept the Clearing Cash Payment established by Colombia.

The Invitation will be conducted pursuant to a modified Dutch auction process. If noncompetitive offers for greater than U.S. $250,000,000 aggregate principal amount of Old Bonds are submitted, Colombia’s acceptance will be subject to proration and the Clearing Cash Payment will equal the Minimum Cash Payment.

Once Colombia selects a Clearing Cash Payment, it will accept for exchange all properly submitted: (1) noncompetitive offers; and (2) all competitive offers specifying an Offer Price at or below the Clearing Cash Payment, subject in each case to proration as described below.

You will be entitled to receive the benefit of the Clearing Cash Payment if your offer is accepted by Colombia. You will receive this benefit even if you made a competitive offer specifying a lower Offer Price or made a noncompetitive offer. The Clearing Cash Payment will not be less than the Minimum Cash Payment.

If Colombia determines to accept any offers, at or around 5:00 P.M., New York City time, on the Announcement Date, it will announce the Clearing Cash Payment, the aggregate principal amount of Old Bonds accepted for exchange and information with respect to any proration of offers.

Proration of Offers

If noncompetitive offers are submitted with respect to greater than U.S. $250,000,000 principal amount of Old Bonds, Colombia will reduce the principal amount of noncompetitive Offers accepted pro rata (in increments of U.S. $1,000), so that only U.S. $250,000,000 principal amount of New Bonds will be issued. If Colombia selects a Clearing Cash Payment that would result in more than U.S. $250,000,000 aggregate principal amount of Old Bonds being accepted for exchange, Colombia will reduce the principal amount of Old Bonds accepted from holders that submitted competitive offers specifying an Offer Price equal to the Clearing Cash Payment pro rata (in increments of U.S. $1,000), so that only U.S. $250,000,000 principal amount of New Bonds will be issued.

However, if as a result of proration, a beneficial owner would have unexchanged Old Bonds having an aggregate principal amount of less than U.S. $50,000, Colombia will accept all of the Old Bonds offered by that beneficial owner. As a result of Colombia’s acceptance of these odd lots, the aggregate principal amount of Old Bonds accepted for exchange may exceed U.S. $250,000,000.

Income Tax Consequences	Please see the section entitled “Taxation” for important information regarding the possible tax consequences to holders who exchange Old Bonds for New Bonds.

Submitting Letters of Transmittal

If you wish to participate, you or the custodial entity through which you hold your Old Bonds must submit, at or prior to 5:00 P.M., New York City time, on the Expiration Date, a duly completed letter of transmittal. Letters of transmittal may be submitted only by direct participants in DTC, Euroclear or Clearstream, Luxembourg, electronically through DTC’s ATOP system. However, if you are in Luxembourg, you may submit your letter of transmittal by courier or hand delivery to the Luxembourg exchange agent at its address specified on the back cover of this prospectus supplement.

A copy of the letter of transmittal has been delivered with this prospectus supplement.

When you submit your letter of transmittal, you should also include all other documents required by the letter.

You must also arrange for a direct participant in DTC, Euroclear or Clearstream, Luxembourg to deliver Bond Instructions with respect to the Old Bonds you wish to exchange. A description of “Bond Instructions” and the procedures for submitting them can be found under “Terms of the Invitation—Invitation Procedures—Procedures for Submitting Offers.” You must deliver your Bond Instructions no later than 5:00 P.M., New York City time, on the Expiration Date and in any case in accordance with any deadlines established by DTC, Euroclear and Clearstream, Luxembourg.

If you are a beneficial owner, you must instruct a direct participant in DTC, Euroclear or Clearstream, Luxembourg to submit a letter of transmittal and deliver Bond Instructions on your behalf in the manner and in accordance with the deadlines specified by DTC, Euroclear or Clearstream, Luxembourg and the direct participant must in fact submit the letter of transmittal and deliver the Bond Instructions.

If you hold certificated Old Bonds, you must deliver your certificated Old Bonds to the fiscal agent, and you must send a duly completed letter of transmittal by facsimile to the exchange agent at its facsimile number specified in the letter of transmittal or by courier or by hand delivery to the exchange agent at its address specified in the letter of transmittal.

You may offer outstanding Old Bonds only in integral multiples of $1,000 principal amount of the Old Bonds.

Withdrawal of Offers	The right to withdraw an offer will expire on the Expiration Date.

Markets	Colombia is making the Invitation in those jurisdictions where it is legal. See “Certain Legal Restrictions,” “Plan of Distribution” and “Jurisdictional Restrictions.”

The New Bonds

Issuer	Republic of Colombia.

Title	9.75% Global Bonds due 2009.

Maturity	The New Bonds will mature on April 23, 2009.

Interest

The New Bonds will bear interest from October 23, 2003 at 9.75% per year. Colombia will pay interest semi-annually in arrears on April 23 and October 23, commencing on April 23, 2004. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Fungibility

As soon as practical, the New Bonds will be consolidated and form a single series with, and be fully fungible with, Colombia’s outstanding U.S. $500,000,000 9.75% Global Bonds due 2009 (CUSIP No. 195325AR6; ISIN US195325AR62; Common Code 009688609).

Redemption	The New Bonds will not be redeemable before maturity. At maturity, Colombia will redeem the New Bonds at par.

Status

The New Bonds will be direct, general, unconditional, unsecured and unsubordinated external indebtedness of Colombia and will be backed by the full faith and credit of Colombia. The New Bonds will rank equal in right of payment with all of Colombia’s present and future unsecured and unsubordinated external indebtedness.

Taxation

For a discussion of the Colombian and United States tax consequences associated with the New Bonds, see “Taxation—Colombian Taxation” and “—United States Federal Income Taxation” in this prospectus supplement. Investors should consult their own tax advisors in determining the foreign, United States federal, state, local and any other tax consequences to them of the ownership and disposition of the New Bonds.

Withholding Tax and Additional Amounts

Subject to certain exceptions, Colombia will make all payments on the New Bonds without withholding or deducting any Colombian taxes. For more information, see “Description of the Securities—Debt Securities—Additional Amounts” on page 4 of the prospectus.

Further Issues	Colombia may, from time to time, issue additional debt securities that may form a single series with the New Bonds.

Form and Settlement

Colombia will issue the New Bonds in the form of one or more fully registered global securities, without coupons, registered in the name of a nominee of DTC and will deposit the global securities with a custodian for DTC.

Denominations	Colombia will issue the New Bonds only in denominations of $1,000 and integral multiples of $1,000.

Listing	Application has been made to list the New Bonds on the Luxembourg Stock Exchange.

Governing Law	New York, except that all matters governing authorization and execution of the New Bonds by Colombia will be governed by the laws of Colombia.

SUMMARY TIME SCHEDULE FOR THE INVITATION

The following summarizes the anticipated time schedule for the Invitation assuming, among other things, that the Expiration Date is not extended. This summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus supplement. All references are to New York City time.

Date	Action

November 19, 2003	Announcement of the terms of the Invitation. Commencement of the Invitation.

November 19, 2003 through November 24, 2003 at 5:00 P.M.	The Invitation is open during this period. Holders of Old Bonds may submit competitive or noncompetitive offers by delivering letters of transmittal and Bond Instructions, as described in this prospectus supplement.

5:00 P.M., November 24, 2003	The Invitation expires, unless Colombia extends it or terminates it earlier in its sole discretion. You may no longer submit competitive or noncompetitive offers. We refer to this date as the “Expiration Date.”

At or around 5:00 P.M., November 25, 2003	Colombia determines in its sole discretion whether to accept any offers and, if so, the Clearing Cash Payment.

Colombia announces the Clearing Cash Payment, the aggregate principal amount of the Old Bonds accepted for exchange and information with respect to any proration of offers. We refer to this date as the “Announcement Date.”

December 2, 2003	Expected settlement of the Invitation. We refer to this date as the “Settlement Date.”

RECENT DEVELOPMENTS

This section provides information that supplements the information about Colombia corresponding to the headings below that is included in Colombia’s Annual Report on Form 18-K. To the extent that the information in this section differs from the information contained in Colombia’s Form 18-K, you should rely on the information in this section.

Republic of Colombia

On November 18, 2003, the United States Government announced the beginning of the negotiations with Colombia of a Free Trade Agreement.

On October 25, Colombians voted on an anti-corruption and fiscal reform referendum comprised of fifteen different measures, including fiscal measures aimed at reducing the public sector deficit. The measures failed to pass because less than 25% of the Colombians eligible to vote turned out to vote in the referendum, as required for passage. The Government has presented to Congress a contingency plan, called “Plan B,” that is designed to generate the same deficit reduction as was anticipated by the measures included in the referendum. “Plan B” includes expenditure cuts, reallocation of transfers to territorial and local governments and royalty and tax increases. See “Public Sector Finances—Proposed Reforms.”

In the first two weeks of November 2003, the Ministers of each of Interior and Justice, Defense and Environment resigned.

Colombia’s ratio of debt to gross domestic product (“GDP”) increased to 48.7% in 2001 and, according to preliminary figures, Colombia’s ratio of debt to GDP increased further to 56.7% in 2002 and decreased to 54.0% in June 2003.

Internal Security

On November 13, 2003, the Government announced that 800 members of the paramilitary group Autodefensas Unidas de Colombia (Colombian United Self-Defense Group, or “AUC”) will demobilize on November 25, 2003.

The Government announced that, in the first ten months of 2003, homicides, terrorism, automobile theft and kidnapping, declined by 22.5%, 46.4%, 23.9% and 26.9%, respectively, as compared to same period of 2002.

Internal security issues continue to be a leading challenge faced by Colombia. There can be no assurance that the decrease in criminal activity will continue in the future.

Economy

Gross Domestic Product

According to preliminary figures, in the second quarter of 2003, Colombia’s GDP increased by 2.2% in real terms. The sectors of the economy that experienced the largest increases in real growth during the second quarter of 2003 were mining, which grew by 17.6%, and construction, which grew by 4.9%, each in real terms. Agriculture, livestock, fishing and hunting experienced negative real growth in the second quarter of 2003, contracting by 0.4%.

Foreign Trade and Balance of Payments

Balance of Payments

According to preliminary figures from Banco de la República, Colombia’s central bank, Colombia’s current account deficit for the first half of 2003 was $806 million, as compared to a $733 million deficit for the same period of

2002. The capital account surplus for the first half of 2003 was $124 million as compared to a $737 million surplus for the same period of 2002.

The following table presents preliminary balance of payments figures for the first six months of 2002 and 2003.

Balance of Payments(1)

	Jan-June 2002(2)	Jan-June 2003(2)
	(in millions of U.S. dollars)
Current Account
Exports (FOB)
Oil and its Derivatives	$1,548	$1,637
Coffee	360	384
Coal	532	710
Nickel	117	188
Gold and emeralds(3)	60	276
Nontraditional(4)	3,200	2,855
Total Exports	5,817	6,050
Imports (FOB)
Consumer Goods	1,159	1,134
Intermediate Goods	2,548	2,793
Capital Goods	1,860	2,199
Total Imports (FOB)	5,567	6,126
Special Trade Operations (Net)(5)	61	273
Trade Balance	311	197
Services (Net)(6)
Inflow	920	836
Outflow	1,571	1,526
	(651)	(690)
Income (Net)(7)
Inflow	375	283
Outflow	1,843	1,955
	(1,468)	(1,672)
Transfers (Net)	1,075	1,359
Total Current Account	(733)	(806)
Capital Account
Foreign Direct Investment (Net)(8)	1,332	872
Portfolio Investment (Net)(9)	(362)	(878)
Loans (Net)(10)	(466)	83
Commercial Credits (Net)	226	360
Leasing (Net)(10)	(98)	(148)
Other (Net)(10)	105	(163)
Other Long Term Financing	0	(2)
Special Capital Flows (Net)(11)	0	0
Total Capital Account	737	124
Errors and Omissions	360	213
Change in Gross International Reserves	$364	$(470)

Totals may differ due to rounding.

1:	Figures for all periods calculated according to the recommendations contained in the 5th edition of the IMF’s Balance of Payments Manual.
2:	Preliminary.
3:	Includes gold exports made by private agents (including an estimate of contraband gold transactions).
4:	Nontraditional exports consist of products other than oil and its derivatives, coffee, coal, nickel, gold and emeralds.
5:	Principally goods acquired by ships in ports and foreign trade in free trade zones.
6:	Includes non-financial services, such as transportation, travel, telecommunications, postal, construction, insurance, information, personal and government services as well as commissions paid by the public and private sector on financial services relating to managing external debt.
7:	Includes financial services and inflows and outflows related to payments for and costs of labor and capital. Financial service outflows include interest payments on private and public external debt and securities, dividend remittances abroad, salaries received by Colombian citizens abroad and interest earnings on assets held by Colombian residents abroad.
8:	Foreign direct investment in Colombia less Colombian direct investment abroad (outflows). Includes long-term and short-term foreign direct investment.
9:	Portfolio investment in Colombia less Colombian portfolio investment abroad (outflows). Includes long-term and short-term portfolio investment flows.
10:	Includes long-term and short-term flows.
11:	As calculated with the new balance of payments methodology, these amounts are not substantial enough to be material. Excludes portfolio investment flows.

Source: Banco de la República—Economic Studies.

Foreign Investment

Net foreign direct investment decreased by 34.5%, from $1,332 million in the first half 2002 to $872 million in the same period of 2003. Net portfolio investment decreased from an outflow of $362 million in the first half of 2002 to an outflow of $878 million in the same period of 2003. Colombia expects that foreign investment inflows to Colombia in 2003 will be less than those registered in 2002.

Monetary System

Financial Sector

Colombia’s financial sector had a total gross loan portfolio of Ps. 52.4 trillion at September 30, 2003, as compared to Ps. 50.2 trillion at December 31, 2002. Past-due loans amounted to Ps. 4.0 trillion at September 30, 2003, as compared to Ps. 4.4 trillion at December 31, 2002. As a percentage of total loans, past-due loans fell from 8.7% at December 31, 2002 to 7.7% at September 30, 2003. The provisions covering past-due loans increased from 86.5% at December 31, 2002 to 91.4% at September 30, 2003.

The following table shows the results of the financial sector as of, and for the nine-month period ended, September 30, 2003.

Selected Financial Sector Indicators

(in millions of pesos as of, and for the nine-month period ended, September 30, 2003)

	Assets	Liabilities	Net Worth	Earnings/(Losses)
Private Sector Institutions	Ps. 77,335,747	Ps. 67,719,613	Ps. 9,616,133	Ps. 1,156,469
Cooperatives	58,546	52,331	6,215	907
State-Owned Institutions(1)	36,304,953	30,943,191	5,361,761	535,426

Total	Ps. 113,699,245	Ps. 98,715,135	Ps. 14,984,110	Ps. 1,692,802

Totals may differ due to rounding.

1:	Includes Special Financing Institutions but not the Banco de la República.

Source: Superintendency of Banks.

Interest Rates and Inflation

The average short-term composite reference rate (depósitos a término fijo, or “DTF”) averaged 7.8% in October 2003.

Consumer inflation (as measured by the change in the consumer price index, or “CPI”) for the twelve months ended October 31, 2003 was 6.6%, as compared to 6.4% for the twelve months ended October 31, 2002.

Producer price inflation (as measured by the change in the producer price index, or “PPI”) for the twelve months ended October 31, 2003 was 5.3%, as compared to 8.9% for the twelve months ended October 31, 2002.

The following table sets forth changes in the consumer price index (CPI), the producer price index (PPI) and average 90-day deposit rates (DTF) during the first ten months of 2003.

Inflation and Interest Rates January—October 2003

	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-term reference rate (DTF)(2)
January	7.4	10.0	7.7
February	7.2	11.1	7.8
March	7.6	11.5	7.8
April	7.9	12.3	7.7
May	7.7	11.6	7.8
June	7.2	11.0	7.8
July	7.0	10.2	7.8
August	7.3	9.0	7.8
September	7.1	6.9	7.8
October	6.6	5.3	7.8

1:	Percentage change over the previous twelve months at the end of each month indicated.
2:	Average for each month of the short-term composite reference rate (depósitos a término fijo), as calculated by the Superintendency of Banks.
Sources:	DANE and Banco de la República.

Foreign Exchange Rates and International Reserves

Exchange Rates. On November 18, 2003, the Representative Market Rate published by the Superintendency of Banks for the payment of obligations denominated in U.S. dollars was Ps. 2,842.53 = $1.00, as compared to Ps. 2,864.79 = $1.00 at December 31, 2002.

International Reserves. Net international reserves decreased from $10.8 billion at December 31, 2002 to $10.6 billion at November 12, 2003.

Public Sector Finances

General

Colombia’s consolidated fiscal deficit totaled 0.9% of GDP in the first half of 2003. According to revised figures released in October 2003 by the National Fiscal Policy Council (CONFIS) and the Ministry of Finance, the principal public sector finances statistics for 2003 (as of October 2, 2003) and the first half of 2003 are as follows:

Principal Public Sector Finances Statistics

(% of GDP)

	2003	Jan-Jun 2003(1)
Nonfinancial Public Sector Balance	(3.0)%	(1.1)
Central Government	(5.5)	(2.9)
Other Public Sector Entities	2.5	1.8
Statistical Discrepancies	0.0	0.0
Central Bank Balance	0.5	0.4
Fogafín Balance	0.2	0.1
Financial Sector Restructuring Costs	(0.5)	(0.3)
Consolidated Public Sector Balance	(2.8)	(0.9)

Totals may differ due to rounding.

1:	Figures calculated by CONFIS as of October 2, 2003

The following table shows the 2003 principal budget assumptions revised as of November 11, 2003.

Principal 2003 Budget Assumptions Revised as of November 11, 2003(1)

2003 Budget Assumptions
Gross Domestic Product
Nominal GDP (billion pesos)	Ps. 223,538
Real GDP Growth	2.5%
Inflation
Domestic Inflation (producer price index)(2)	6.0%
Domestic Inflation (consumer price index)	6.0%
World Inflation(3)	5.2%
Real Devaluation (average)	11.33%
Interest Rates
Prime (United States)	3.8%
LIBOR (six month)	1.3%
Export Prices
Coffee (ex-dock) ($/lb.)	0.7	1
Oil ($/barrel) (Cuisana)	28.6
Coal ($/ton)	28.9
Ferronickel ($/lb.)	1.3
Gold ($/Troy oz.)	325.6

1:	Figures correspond to statistics released by the Ministry of Finance on Nov 11, 2003.
2:	End of period. Calculated using a projected change in the producer price index.
3:	Weighted average inflation for Colombia’s trading partners, expressed in U.S. dollars.

Source: Ministry of Finance.

Proposed Reforms

The Government has presented to Congress a contingency plan, called “Plan B,” that is designed to generate the same deficit reduction as was anticipated by the measures included in the national referendum, which was held on October 25, 2003. The measures failed to pass because less than 25% of the Colombians eligible to vote turned out to vote in the referendum, as required for passage. “Plan B” includes expenditure cuts, reallocation of transfers and royalties and tax increases. No assurances can be given that these measures will be adopted by the House of Representative and the Senate, that they will be adopted in the form proposed by the Government or, if enacted, that they will generate the anticipated deficit reduction.

Public Sector Debt

Public Sector Internal Debt

Total direct internal debt of the Central Government is estimated at $24,450 million (Ps. 69,589,799 million) at August 29, 2003. The following table shows the direct internal funded debt of the Central Government at August 29, 2003 by type:

Central Government: Internal Public Funded Debt—Direct Funded Debt(1)

At August 29, 2003
(in millions of pesos)
Treasury Bonds	Ps. 47,838,223
Pension Bonds(2)	6,863,923
Fogafin Bonds	6,307,476
Law 546 Bonds(3)	2,263,965
TRD	1,796,372
Peace Bonds	1,255,836
Constant Value Bonds(2)	1,634,367
Banco Agrario	1,098,480
Others(4)	518,351
Security Bonds	12,806

Total	Ps. 69,589,799

Total may differ due to rounding.

1:	Debt with an original maturity of one year or more.
2:	As of January 1, 2002, Pension Bonds and Constant Value Bonds are included in the calculation of internal public funded direct debt.
3:	Includes Law 546 and debt reduction bonds.
4:	Includes other assumed debt.

Source: Debt Registry Office—General Directorate of Public Credit—Ministry of Finance.

Public Sector External Debt

The following tables show the total external funded debt of the public sector by type and by creditor at September 30, 2003.

Public Sector External Funded Debt by Type(1)

At September 30, 2003
(in millions of dollars)
Central Government	$19,781
Public Entities(2)
Guaranteed	2,572
Non-Guaranteed	1,174

Total External Funded Debt	$23,526

Total may differ due to rounding.

1:	Preliminary figures. Debt with an original maturity of one year or more. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at September 30, 2003.
2:	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities. Excludes debt with resident financial institutions.
Source:	Debt Registry Office—Ministry of Finance.

Public Sector External Funded Debt by Creditor(1)

At September 30, 2003
(in millions of dollars)
Multilaterals	$8,920
IDB	4,500
World Bank	3,036
Others	1,384
Commercial Banks	2,108
Export Credit Institutions	645
Bonds	11,387
Foreign Governments	294
Suppliers	173

Total	$23,526

Total may differ due to rounding.

1:	Preliminary figures. Debt with an original maturity of one year or more. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at September 30, 2003. Excludes debt with resident financial institutions.

Source: Debt Registry Office—Ministry of Finance.

TERMS OF THE INVITATION

Purpose of the Invitation

Colombia is inviting holders of Old Bonds to submit, on the terms and subject to the conditions of this prospectus supplement, the prospectus and the related letter of transmittal, offers to exchange Old Bonds for a combination of New Bonds and the Clearing Cash Payment. The New Bonds will have terms, including their interest rate, interest payment dates and maturity date, identical to the Old Bonds, except that holders will not have the right to elect early repayment of the New Bonds on April 25, 2005.

The Invitation is part of a broader program of Colombia to manage its external liabilities.

Maximum Size of the Invitation

Colombia will issue no more than U.S. $250,000,000 aggregate principal amount of New Bonds pursuant to the Invitation, except to the extent required to effect the proration of offers. See “—Invitation Procedures—Discretion on the Part of Colombia; Selection of Clearing Cash Payment; Acceptance of Offers; Proration.”

Consideration to be Received Pursuant to the Invitation

If your Old Bonds are accepted for exchange pursuant to the Invitation, you will receive:

•	an equal principal amount of New Bonds for the Old Bonds exchanged; and

•	the Clearing Cash Payment, which will not be less than the Minimum Cash Payment.

You will not receive a payment in respect of any accrued and unpaid interest on your exchanged Old Bonds accepted in the Invitation, because the New Bonds will be issued with accrued interest from the last interest payment date on the Old Bonds, and the interest rate and interest payment dates on the Old Bonds and the New Bonds are the same.

Offers Submitted Pursuant to the Invitation

Minimum Cash Payment

The Clearing Cash Payment will not be less than 1.5% of the principal amount of the Old Bonds accepted for exchange. We call this the “Minimum Cash Payment.”

Competitive Offers

You may submit one or more competitive offers with respect to Old Bonds offered to be exchanged. Competitive offers must specify:

•	the cash payment (expressed as a percentage of the principal amount of the Old Bonds) you would be willing to accept as the Clearing Cash Payment in respect of the Old Bonds that are the subject of your offer; we call this amount your “Offer Price,” and

•	the principal amount of Old Bonds you are offering at that Offer Price.

•	the entity that solicited and obtained (or whose subsidiary solicited and obtained) the offer of the Old Bonds.

If you specify an Offer Price less than or equal to the Minimum Cash Payment, Colombia will treat your offer as a noncompetitive offer.

If Colombia accepts your competitive offer, you will receive an equal principal amount of New Bonds for your Old Bonds accepted for exchange, and you will receive the Clearing Cash Payment as determined by Colombia in its sole discretion, even if you specified a lower Offer Price in your competitive offer.

The principal amount of each series of Old Bonds you may offer in exchange in a competitive offer must be an integral multiple of U.S. $1,000. If you submit multiple offers, the aggregate principal amount of Old Bonds so offered may not exceed the total principal amount of Old Bonds that you hold.

Competitive offers accepted by Colombia whose Offer Price equals the Clearing Cash Payment may be subject to proration. See “—Invitation Procedures—Discretion on the Part of Colombia; Selection of Clearing Cash Payment; Acceptance of Offers; Proration.”

Noncompetitive Offers

You may submit a noncompetitive offer with respect to Old Bonds. Noncompetitive offers must specify the principal amount of Old Bonds that are the subject of your noncompetitive offer without designating an Offer Price and the entity that solicited and obtained (or whose subsidiary solicited and obtained) the offer of the Old Bonds. Colombia is obligated to accept all noncompetitive offers if it sets a Clearing Cash Payment and accepts any competitive offers. If Colombia accepts your noncompetitive offer, you will receive an equal principal amount of New Bonds for your Old Bonds accepted for exchange, and you will receive the Clearing Cash Payment as determined by Colombia in its sole discretion.

The principal amount of each series of Old Bonds you may offer for exchange in a noncompetitive offer must be an integral multiple of U.S. $1,000.

Noncompetitive offers accepted by Colombia may be subject to proration if more than U.S. $250,000,000 principal amount of noncompetitive offers are submitted. See “—Invitation Procedures; Discretion on the Part of Colombia; Selection of Clearing Cash Payment; Acceptance of Offers; Proration.”

Hypothetical Example

The following example indicates the consideration that you would receive if the Clearing Cash Payment were equal to the Minimum Cash Payment and you exchanged U.S. $1,000,000 principal amount of Old Bonds pursuant to the Invitation:

Old Bonds Exchanged	New Bonds Received	Cash Payment
U.S. $1,000,000	U.S. $1,000,000	U.S. $15,000

Invitation Procedures

Procedures for Submitting Offers

If you desire to submit an offer, you must submit or arrange to have submitted, at or before 5:00 P.M., New York City time, on the Expiration Date, a duly completed letter of transmittal. Letters of transmittal may be submitted only by direct participants in DTC, Euroclear or Clearstream, Luxembourg, and only through the following means:

•	electronically through DTC’s ATOP system;

•	if you are located in Luxembourg, by courier or hand delivery to the Luxembourg exchange agent at its address specified on the back cover of this document.

If you are a beneficial owner, you must instruct a direct participant in DTC, Euroclear or Clearstream, Luxembourg to submit a letter of transmittal on your behalf in the manner and in accordance with the deadlines specified by DTC, Euroclear or Clearstream, Luxembourg and the direct participant must in fact submit the letter of transmittal.

The letter of transmittal must contain a Unique Reference. No two letters of transmittal may have the same Unique Reference.

A “Unique Reference” is a sequence of up to sixteen digits or characters selected by you or the direct participant in DTC, Euroclear or Clearstream, Luxembourg, as the case may be, to assist in identifying the letter of transmittal that you or such direct participant is submitting pursuant to the Invitation. Colombia recommends that the Unique Reference begin with the internal account number that direct participants use to identify their internal accounts, plus an additional digit to distinguish multiple letters of transmittal from the same account.

Each letter of transmittal must have the same Unique Reference as the Bond Instruction relating to it. Colombia, in its sole discretion, may consider invalid any letter of transmittal submitted without such Unique Reference, or with a Unique Reference that does not match the Unique Reference in the corresponding Bond Instructions.

You may obtain copies of the letter of transmittal, this prospectus supplement, the prospectus and the documents incorporated by reference therein by contacting the exchange agent or the Luxembourg exchange agent at the addresses indicated on the back cover page of this prospectus supplement.

Attention DTC Participants

DTC participants are advised of the following:

•	To deliver “Bond Instructions” with respect to Old Bonds held through DTC, the DTC direct participant must issue an ATOP instruction through DTC’s ATOP system to effect the transfer of the Old Bonds to the Depositary’s account at DTC.

•	An ATOP instruction alone does not constitute an offer to exchange Old Bonds. An offer of Old Bonds held through DTC is made only by (1) delivery of a letter of transmittal to the exchange agent, by courier, by hand delivery, facsimile transmission or by electronic submission, as discussed above, (2) entry of Bond Instructions through DTC’s ATOP system and (3) reconciliation by the exchange agent of the letter of transmittal with the corresponding ATOP instruction. It is important to include the same Unique Reference in both the letter of transmittal and the comment field of the corresponding ATOP instruction to assist in the reconciliation process.

•	Although ATOP instructions may not be withdrawn, any offer may be withdrawn by withdrawing the related letter of transmittal.

You must also deliver “Bond Instructions” with respect to your Old Bonds, at or before the Expiration Date, in one of the following ways:

•	if you are a direct participant in DTC, Euroclear or Clearstream, Luxembourg, you must deliver Bond Instructions to DTC, Euroclear or Clearstream, Luxembourg in the manner and in accordance with the deadlines specified by DTC, Euroclear or Clearstream, Luxembourg; or

•	if you are a beneficial owner, you must instruct a direct participant in DTC, Euroclear or Clearstream, Luxembourg to deliver Bond Instructions on your behalf in the manner and in accordance with the deadlines specified by DTC, Euroclear or Clearstream, Luxembourg and the direct participant must in fact deliver those Bond Instructions.

“Bond Instructions” means:

•	with respect to Old Bonds held through DTC, the irrevocable transfer of Old Bonds to the exchange agent’s account at DTC through DTC’s ATOP system;

•	with respect to Old Bonds held through Euroclear or Clearstream, Luxembourg, irrevocable instructions to (1) block any attempt to transfer your Old Bonds on or prior to the Settlement Date and (2) debit your account on or before the Settlement Date in respect of all of the Old Bonds that you have offered to exchange, upon receipt of an instruction from the exchange agent to receive your Old Bonds for Colombia, subject in each case to the automatic withdrawal of those instructions in the event that the Invitation is terminated by Colombia prior to the Expiration Date and as provided under “—Irrevocability; Withdrawal Rights,” “—Discretion on the Part of Colombia; Selection of Clearing Cash Payment; Acceptance of Offers; Proration” below;

•	an irrevocable authorization to disclose the name of the direct account holder and information about the foregoing instructions; and

•	a confirmation that the direct participant is concurrently delivering a letter of transmittal with respect to your Old Bonds.

Bond Instructions must be delivered by encrypted electronic mail according to DTC’s, Euroclear’s and Clearstream, Luxembourg’s normal procedures. You must ensure that the Bond Instructions can be reconciled with your letter of transmittal. To the extent that Bond Instructions cannot be reconciled with your letter of transmittal, your letter of transmittal may be deemed to have been improperly submitted and your Old Bonds will not be considered as offered for exchange.

Bond Instructions must be delivered to and received by DTC, Euroclear or Clearstream, Luxembourg in accordance with their normal procedures on or prior to the deadlines established by each of those clearing systems. You are responsible for informing yourself of these deadlines and for arranging the due and timely delivery of Bond Instructions to DTC, Euroclear or Clearstream, Luxembourg.

None of Colombia, the dealer manager or the exchange agent will be responsible for the communication of offers by:

•	holders or beneficial owners to the direct participant in DTC, Euroclear or Clearstream, Luxembourg through which they hold Old Bonds; or

•	holders, beneficial owners or direct participants in Euroclear or Clearstream, Luxembourg to the exchange agent, Euroclear or Clearstream, Luxembourg.

If you hold your Old Bonds through a custodian, you should contact that custodian to discuss which of the above options can be used by your custodian to submit a letter of transmittal on your behalf. In the event that your custodian or the DTC, Euroclear or Clearstream, Luxembourg participant through which you hold your Old Bonds is unable to submit a letter of transmittal on your behalf, you should telephone the dealer manager or the exchange agent for assistance in submitting your offer.

In any case, you are responsible for arranging the timely delivery of your letter of transmittal and Bond Instructions.

If you submit an offer directly to the exchange agent, you will not be obligated to pay brokerage commissions, solicitation fees or Colombian transfer taxes with respect to that offer. If you hold Old Bonds through a broker, dealer, commercial bank or financial institution, you should consult with that institution as to whether it will charge any fees for delivering Bond Instructions or performing other services in connection with the Invitation.

Offers of Certificated Old Bonds

If you desire to submit an offer and you are the holder of certificated Old Bonds not held through DTC, Euroclear or Clearstream, Luxembourg, you must either:

•	arrange to have the Old Bonds held through this type of account, either in your name or in the name of a bank or financial institution acting on your behalf, prior to the Expiration Date and have Bond Instructions delivered as described above, or

•	deliver your certificated Old Bonds, by hand or by courier, to the fiscal agent, JPMorgan Chase Bank, Institutional Trust Services, 4 New York Plaza, 15th Floor, New York, NY 10004, Reference: Republic of Colombia Exchange. Questions regarding the delivery of certificated Old Bonds may be asked by calling (212) 623-5783 (inside the U.S) or (352) 46268-5236 (outside the U.S.).

You may then submit a letter of transmittal directly or through a direct participant in DTC, Euroclear or Clearstream, Luxembourg by facsimile to the exchange agent at its facsimile number specified in the letter of transmittal or by courier or hand delivery to the exchange agent at its address specified in the letter of transmittal.

Offers Submitted in Luxembourg

If you are in Luxembourg, you may contact the Luxembourg exchange agent to instruct the Luxembourg exchange agent to submit a letter of transmittal on your behalf or have the letter of transmittal submitted according to one of the methods described above. In addition, you may obtain additional copies of the letter of transmittal, this prospectus supplement, the prospectus and the documents incorporated by reference therein by contacting the Luxembourg exchange agent at the address indicated on the back cover page of this prospectus supplement. All services in connection with the Invitation will be available in Luxembourg.

Irrevocability; Withdrawal Rights

Each offer and corresponding letter of transmittal will become irrevocable at 5:00 P.M., New York City time, on the Expiration Date. However, any offer and corresponding letter of transmittal may be withdrawn or revised prior to 5:00 P.M., New York City time, on the Expiration Date by a written notice from the person or entity signing the letter of transmittal delivered to the exchange agent or the Luxembourg exchange agent by hand, courier or facsimile. ATOP instructions cannot be withdrawn. If you submit your letter of transmittal electronically through the ATOP system, you must submit your withdrawal notice by hand delivery, courier or facsimile to the exchange agent or the Luxembourg exchange agent.

If you have requested that a custodian submit a letter of transmittal on your behalf and you would like to withdraw or revise your offer, you should contact such custodian and request it to so withdraw or revise the corresponding letter of transmittal prior to 5:00 P.M., New York City time, on the Expiration Date. If Colombia terminates the Invitation without accepting any offers all offers shall automatically be deemed to be withdrawn. If Colombia accepts any offers, offers not so accepted, together with the corresponding letters of transmittal, shall automatically be deemed to be withdrawn. Old Bonds delivered through DTC’s ATOP system and not accepted for exchange by Colombia will be returned to the originating accounts as soon as practicable following the Settlement Date, in accordance with DTC’s normal procedures.

Discretion on the Part of Colombia; Selection of Clearing Cash Payment; Acceptance of Offers; Proration

Colombia reserves the right in its sole discretion not to accept any offers submitted pursuant to the Invitation. If Colombia determines to accept any offers, it will, at or around 5:00 P.M., or as soon as possible thereafter, New York City time, on the Announcement Date, in its sole discretion, select and announce by press release to Bloomberg News and Reuters News Services, which we refer to as the News Services:

•	the Clearing Cash Payment; provided that the Clearing Cash Payment may not be less than the Minimum Cash Payment,

•	the aggregate principal amount of Old Bonds to be acquired and New Bonds to be issued pursuant to the Invitation, and

•	any proration applicable to the Old Bonds accepted for exchange.

If noncompetitive offers for greater than U.S. $250,000,000 aggregate principal amount of Old Bonds are submitted, Colombia will reject all competitive offers, the Clearing Cash Payment will equal the Minimum Cash Payment and Colombia will reduce the principal amount of noncompetitive offers accepted pro rata (in increments of U.S. $1,000) so as to accept only U.S. $250,000,000 principal amount of Old Bonds for exchange, subject to adjustment for odd lots as described below.

Once Colombia determines the Clearing Cash Payment, Colombia will accept for exchange all properly submitted:

•	noncompetitive offers, and

•	competitive offers that specify Offer Prices at or below the Clearing Cash Payment,

subject, in each case, to proration.

If your offer is accepted by Colombia, you will be entitled to the benefit of the Clearing Cash Payment even if you submitted a competitive offer specifying an Offer Price lower than the Clearing Cash Payment or you made a noncompetitive offer.

If Colombia selects a Clearing Cash Payment that would result in more than U.S. $250,000,000 aggregate principal amount of Old Bonds being accepted for exchange, Colombia will reduce the principal amount of Old Bonds accepted in the Invitation from holders that submitted competitive offers specifying an Offer Price equal to the Clearing Cash Payment pro rata (in increments of U.S. $1,000), so that only U.S. $250,000,000 principal amount of New Bonds will be issued. However, if as a result of proration, a beneficial owner would have unexchanged Old Bonds having a principal amount of less than U.S. $50,000, Colombia will accept all of the Old Bonds offered by that beneficial owner in the Invitation. As a result of Colombia’s acceptance of these odd lots, the aggregate principal amount of Old Bonds accepted in the Invitation may exceed U.S. $250,000,000.

Once Colombia has announced by press release issued to the News Services its acceptance of offers in accordance with the terms of the Invitation, Colombia’s acceptance will be irrevocable. Offers, as so accepted, shall constitute binding obligations of the submitting holders and Colombia to consummate the exchange, in the manner described under “Settlement” below. You may obtain the results of the Invitation free of charge by contacting the Luxembourg exchange agent or the dealer manager. In addition, Colombia will notify the Luxembourg Stock Exchange of the results of the Invitation and, subject to applicable law, will publish a notice with the Invitation results in a leading newspaper having general circulation in Luxembourg.

Irregularities

All questions as to the validity, form and eligibility (including time of receipt, revocation or revision) of any letter of transmittal or offer will be determined by Colombia in its sole discretion, which determination will be final and binding. Colombia reserves the absolute right to reject any and all offers not timely made and in proper form or for which any corresponding agreement by Colombia to exchange, purchase or sell would, in the opinion of Colombia’s counsel, be unlawful. Colombia also reserves the absolute right to waive any of the conditions of the Invitation or defects in letters of transmittal or offers. None of Colombia, the exchange agent, the Luxembourg exchange agent or the dealer manager shall be under any duty to give notice to holders of any irregularities in offers, nor shall any of them incur any liability for failure to give such notice.

Term of the Invitation, Termination, Amendments

The Invitation will expire at 5:00 P.M., New York City time, on the Expiration Date, unless Colombia in its sole discretion extends it or terminates it earlier.

At any time before Colombia announces the acceptance of any offers, by press release issued to the News Services, Colombia may, in its sole discretion:

•	terminate the Invitation, including with respect to offers made prior to the time of such termination,

•	extend the Invitation past the originally scheduled Expiration Date, or

•	amend the Invitation from time to time in any fashion.

Subject to applicable law, Colombia will inform the Luxembourg Stock Exchange of any amendments to the Invitation and will publish notices in a leading newspaper with general circulation in Luxembourg announcing such amendments.

Participation by the Dealer Manager and Colombia

The dealer manager may participate in the Invitation for its own account or on behalf of eligible holders. However, the dealer manager may only submit noncompetitive offers for its own account.

Colombia may not submit offers directly, nor may any Colombian governmental agency submit offers on Colombia’s behalf or for their own account.

Methodology Generally; No Recommendation

The methodology to be used by Colombia to determine the Minimum Cash Payment and select the Clearing Cash Payment represents one of several possible approaches. The formulation of these variables involves choices and judgments that are necessarily subjective. You should independently analyze the value of the Old Bonds and the New Bonds and make an independent assessment of the terms of the Invitation. None of Colombia, the dealer manager, the exchange agent or the Luxembourg exchange agent has expressed any opinion as to whether the terms of the Invitation are fair or makes any recommendation that you offer to exchange Old Bonds or refrain from doing so, and no one has been authorized by Colombia, the dealer manager, the exchange agent or the Luxembourg exchange agent to make any such recommendation.

Publication

Information about the Invitation will be, to the extent provided in this prospectus supplement, issued by press release to the News Services. In addition, subject to applicable law, Colombia will publish notices in a leading newspaper with general circulation in Luxembourg announcing the commencement of the Invitation, the results of the Invitation and any amendments to the Invitation. These notices will, among other things, set forth the names of the dealer manager, the exchange agent and the Luxembourg exchange agent.

Announcement

At or around 5:00 P.M., New York City time, or as soon as possible thereafter, on the Announcement Date, Colombia will announce, by press release issued to the News Services, whether any offers for New Bonds submitted pursuant to the Invitation have been accepted and, if so:

•	the Clearing Cash Payment,

•	the aggregate principal amount of Old Bonds to be acquired in exchange for New Bonds,

•	the aggregate principal amount of New Bonds to the issued in exchange for Old Bonds, and

•	any proration (including any rounding) applicable to the Old Bonds accepted.

You also may obtain this information by contacting the Luxembourg exchange agent or the dealer manager.

In addition, Colombia will notify the Luxembourg Stock Exchange of the results of the Invitation and, subject to applicable law, will publish a notice with the results of the Invitation in a leading newspaper with general circulation in Luxembourg.

Settlement

The Settlement Date for the Invitation, if any, is expected to be December 2, 2003, unless the Invitation has been extended.

On the Settlement Date:

•	if Colombia has accepted your Old Bonds for exchange, you, as the identified account holder, or DTC, Euroclear or Clearstream, Luxembourg, as the case may be, on your behalf, must deliver to Colombia good and marketable title to your Old Bonds, free and clear of all liens, charges, claims, encumbrances, interests, rights of third parties and restrictions of any kind;

•	in return you will receive:

—	solely by credit to the DTC, Euroclear or Clearstream, Luxembourg account you designate (which will be the account in which your exchanged Old Bonds were held, unless you hold certificated Old Bonds), the New Bonds to which you are entitled, and

—	solely by same-day credit to the DTC, Euroclear or Clearstream, Luxembourg account in which your exchanged Old Bonds were being held or, if you hold certificated Old Bonds, to the DTC, Euroclear or Clearstream, Luxembourg account you designate, the Clearing Cash Payment to which you are entitled.

It is the responsibility of the holder to establish the account from which the Old Bonds will be delivered and to which the New Bonds and any cash payment are to be delivered.

Certain Other Matters

Colombia reserves the right following completion or cancellation of the Invitation to:

•	offer to exchange or buy Old Bonds or sell new securities, including additional New Bonds, in individually negotiated transactions, or

•	extend a new offer to exchange or sell Old Bonds or issue a new invitation to holders to submit offers to exchange or sell Old Bonds or purchase new securities, including additional New Bonds,

in each case on terms that may be more or less favorable than those contemplated by the Invitation.

In addition, Colombia reserves the right, simultaneously with or following completion of the Invitation, to offer to exchange other outstanding securities of Colombia for New Bonds or other new securities, or to offer to buy other outstanding securities of Colombia for cash, in individually negotiated transactions or in an offer made to all holders of such securities.

The making of any offers and the issuance of any new invitation will depend on various factors, including interest rates prevailing at the time and the principal amount of Old Bonds retired pursuant to the Invitation.

The Invitation is, and any offer and acceptance by Colombia shall be, governed by and interpreted in accordance with the laws of the State of New York, United States of America, except that all matters governing authorization of the Invitation and authorization and execution of the New Bonds by Colombia will be governed by the laws of Colombia.

Market for the Old Bonds and New Bonds

Old Bonds acquired by Colombia pursuant to the Invitation will be canceled. Accordingly, the exchange of Old Bonds pursuant to the Invitation will reduce the aggregate principal amount of Old Bonds that otherwise might trade in the market, which could adversely affect the liquidity and market value of the remaining Old Bonds not offered or accepted pursuant to the Invitation. Old Bonds not exchanged pursuant to the Invitation will remain outstanding.

Although application has been made to list the New Bonds on the Luxembourg Stock Exchange, no assurance can be given as to the liquidity of the trading market for the New Bonds. The price at which the New Bonds will trade in the secondary market is uncertain. The New Bonds will be consolidated with and form a single series with, and be fully fungible with Colombia’s existing 9.75% Bonds due 2009.

DESCRIPTION OF THE OLD BONDS

The Old Bonds were issued on November 30, 1999 in the aggregate principal amount of U.S. $500,000,000. All of the Old Bonds are currently outstanding.

The Old Bonds:

•	bear interest at 9.75% per year;

•	pay interest in U.S. dollars on April 23 and October 23 of each year, with the next interest payment date occurring on April 23, 2004; and

•	mature on April 23, 2009.

The Old Bonds have the following securities codes:

CUSIP	ISIN	Common Code

195325AT2	US195325AT29	010465834

Holders of the Old Bonds have the option of electing early repayment on April 25, 2005 of all or a portion of their Old Bonds at a price equal to 100% of the principal amount of the Old Bonds, plus accrued interest, if any, to but excluding April 23, 2005. On April 25, 2005, all Old Bonds that are not repaid early on that date will be mandatorily exchanged for an equal principal amount of Colombia’s 9.75% Global Bonds due 2009, CUSIP No. 195325AR6. These new 9.75% Global Bonds due 2009 will form a single series with, and be fully fungible with, Colombia’s outstanding 9.75% Global Bonds due 2009 and any New Bonds issued in the Invitation.

The foregoing description does not purport to be complete and is qualified in its entirety by the applicable documentation for the Old Bonds, copies of which may be obtained from the fiscal agent, the exchange agent and the Luxembourg listing agent.

The Old Bonds are listed on the Luxembourg Stock Exchange. Colombia intends to continue to list the Old Bonds on the Luxembourg Stock Exchange following the consummation of the Invitation.

Old Bonds acquired by Colombia pursuant to the Invitation will be cancelled. Accordingly, the exchange of Old Bonds pursuant to the Invitation will reduce the aggregate principal amount of Old Bonds that otherwise might trade in the market, which could adversely affect the liquidity and market value of the remaining Old Bonds of that series not exchanged for New Bonds pursuant to the Invitation. Old Bonds not exchanged in the Invitation will remain outstanding.

DESCRIPTION OF THE NEW BONDS

This prospectus supplement describes the terms of the New Bonds in greater detail than the prospectus and may provide information that differs from the prospectus. If the information in this prospectus supplement differs from the prospectus, you should rely on the information in this prospectus supplement.

Colombia will issue the New Bonds under the fiscal agency agreement, dated as of September 28, 1994, between Colombia and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as fiscal agent. The information contained in this section and in the prospectus summarizes some of the terms of the New Bonds and the fiscal agency agreement. Because this is a summary, it does not contain all of the information that may be important to you as a potential investor in the New Bonds. Therefore, Colombia urges you to read the fiscal agency agreement and the forms of the New Bonds in making your investment decision. Colombia has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the fiscal agent and the paying agents.

General Terms of the New Bonds

The New Bonds will:

•	mature at par on April 23, 2009;

•	bear interest at 9.75% per year, accruing from and including October 23, 2003;

•	pay interest in U.S. dollars on April 23 and October 23 of each year, commencing on April 23, 2004. Interest will be computed on the basis of a 360-day year of twelve 30-day months;

•	pay interest to the persons in whose names the New Bonds are registered at the close of business on the April 8 or October 8, as the case may be, next preceding each payment date;

•	not be redeemable before maturity and not be entitled to the benefit of any sinking fund;

•	be issued in denominations of U.S. $1,000 and integral multiples of U.S. $1,000;

•	be a further issuance of, be consolidated to form a single series with and be fully fungible with, Colombia’s outstanding U.S. $500,000,000 9.75% Global Bonds due 2009;

•	constitute direct, general, unconditional, unsecured and unsubordinated external indebtedness of Colombia backed by the full faith and credit of Colombia;

•	be equal in right of payment with all of Colombia’s present and future unsecured and unsubordinated external indebtedness;

•	be represented by one or more global securities in fully registered form only, without coupons;

•	be registered in the name of a nominee of DTC and recorded on, and transferred through, the records maintained by DTC and its participants, including the depositaries for Euroclear and Clearstream, Luxembourg; and

•	be available in definitive, certificated form only under certain limited circumstances.

Payments of Principal and Interest

Colombia will make payments of principal and of interest on the New Bonds represented by global securities by wire transfer of U.S. dollars to DTC or to its nominee as the registered owner of the New Bonds, which will receive the funds for distribution to the holders. Colombia expects that the holders will be paid in accordance with the procedures of DTC, Euroclear and Clearstream, Luxembourg, the clearing systems through which the New

Bonds will trade, and their respective participants. Neither Colombia nor any paying agent will have any responsibility or liability for any of the records of, or payments made by, DTC or its nominee, or the other clearing systems.

If the New Bonds are issued in definitive, certificated form, Colombia will make its interest and principal payments to you, if you are the person in whose name the certificated New Bonds are registered, by wire transfer if:

•	you own at least U.S. $1,000,000 aggregate principal amount of the New Bonds, and

•	not less than 15 days before the payment date, you notify the fiscal agent of your election to receive payment by wire transfer and provide it with your bank account information and wire transfer instructions;

OR

•	Colombia is making the payments at maturity, and

•	you surrender the definitive, certificated New Bonds at the corporate trust office of the fiscal agent or at the office of one of the other paying agents that Colombia appoints pursuant to the fiscal agency agreement.

If Colombia does not pay interest by wire transfer for any reason, it will, subject to applicable laws and regulations, mail a check to you on or before the due date for the payment at your address as it appears on the security register maintained by the fiscal agent on the applicable record date. If you hold your New Bonds through DTC, the check will be mailed to DTC, as the registered owner.

If any date for an interest or principal payment is a day on which the law (or an executive order) at the place of payment permits or requires banking institutions to close, Colombia will make the payment on the next banking day at such place. Colombia will treat such payments as if they were made on the due date, and no interest on the New Bonds will accrue as a result of the delay in payment.

Paying Agents and Transfer Agent

Until the New Bonds are paid, Colombia will maintain a paying agent in The City of New York. Colombia has initially appointed JPMorgan Chase Bank to serve as its paying agent and transfer agent in The City of New York. In addition, so long as any of the New Bonds are listed on the Luxembourg Stock Exchange and the rules of the exchange so require, Colombia will maintain a paying agent and a transfer agent in Luxembourg. Colombia has initially appointed JPMorgan Bank Luxembourg S.A. to serve as its Luxembourg paying agent and transfer agent. You can contact the paying agents and the transfer agents at the addresses listed on the inside back cover of this prospectus supplement.

Further Issues

Colombia may, without your consent, create and issue additional debt securities having the same terms and conditions as the New Bonds (or the same except for the amount of the first interest payment). Colombia may also consolidate the additional debt securities to form a single series with the outstanding New Bonds.

Notices

Colombia will mail notices to the holders at their respective addresses appearing in the security register maintained by the fiscal agent. Colombia will consider a notice to be given at the time it is mailed. So long as the New Bonds are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, Colombia will also publish notices to the holders in a leading newspaper having general circulation in Luxembourg. Colombia expects that it will initially make such publication in the Luxemburger Wort. If publication in a leading newspaper in Luxembourg is not practicable, Colombia will give notices in another way consistent with the rules of the Luxembourg Stock Exchange.

Registration and Book-Entry System

Colombia will issue the New Bonds in the form of one or more fully registered global securities, registered in the name of a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will hold your beneficial interests in a global security. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts, eliminating the need for physical movements of securities.

If you wish to hold securities under the DTC system, you must either be a direct participant in DTC or hold your securities through a direct participant in DTC. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations which have accounts with DTC. Euroclear and Clearstream, Luxembourg participate in DTC through their New York depositaries. Indirect participants are securities brokers and dealers, banks and trust companies that do not have an account with DTC, but that clear through or maintain a custodial relationship with a direct participant. Thus, indirect participants have access to the DTC system through direct participants. The SEC has on file a set of the rules applicable to DTC and its participants.

You may hold your beneficial interests in a global security through Euroclear or Clearstream, Luxembourg, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream, Luxembourg will hold their participants’ beneficial interests in a global security in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream, Luxembourg in turn will hold such interests in their customers’ securities accounts with DTC. Euroclear’s or Clearstream, Luxembourg’s ability to take actions as a holder under the New Bonds or the fiscal agency agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC.

In sum, you may elect to hold your beneficial interests in a global security:

•	through DTC;

•	through Euroclear or Clearstream, Luxembourg, which in turn will hold their interests through DTC; or

•	through organizations that participate in any of these systems.

Definitive Securities

Colombia will issue New Bonds in definitive, certificated form in exchange for a global security only if:

•	DTC is unwilling, unable or no longer qualified to continue to act as depositary and Colombia does not appoint a successor depositary within 90 days after DTC notifies Colombia or Colombia becomes aware of this situation; or

•	Colombia decides not to have all or part of the New Bonds represented by a global security.

If Colombia issues definitive securities, they will have the same terms and authorized denominations as the relevant global security. You may present definitive securities for transfer or exchange at the corporate trust office of the fiscal agent in The City of New York, or at the office of the Luxembourg transfer agent, according to the procedures in the fiscal agency agreement. When you surrender a definitive security for transfer or exchange, the fiscal agent will authenticate and deliver to you a security or securities of the appropriate form and denomination and of the same aggregate principal amount as the security you are surrendering.

In the event that you wish to transfer or exchange part of a definitive security or securities, the fiscal agent will authenticate and deliver (1) to your transferee new definitive securities of the appropriate form and denomination in the aggregate principal amount transferred and (2) to you, additional definitive securities of the appropriate form and denomination in the aggregate principal amount of the securities you have not transferred. Definitive securities issued upon a request to transfer or exchange a part of a definitive security or securities will be available for delivery within three business days after receipt by the fiscal agent or any transfer agent at its specified office of the relevant definitive security and the form of transfer.

You will not be charged a fee for the registration of transfers or exchanges of definitive securities. However, you may be charged for any stamp tax or other governmental charge that must be paid in connection with the transfer, exchange or registration. Colombia, the fiscal agent and any other agent of Colombia may treat the person in whose name any definitive security is registered as the owner of such security for all purposes.

If any definitive security becomes mutilated, destroyed, stolen or lost, you can have it replaced by delivering the security or the evidence of its loss, theft or destruction to the fiscal agent or the Luxembourg transfer agent. Colombia and the fiscal agent may require you to sign an indemnity under which you agree to pay Colombia, the fiscal agent and any other agent for any losses they may suffer relating to the security that was mutilated, destroyed, stolen or lost. Colombia and the fiscal agent may also require you to present other documents or proof. After you deliver these documents, if neither Colombia nor the fiscal agent has notice that a bona fide purchaser has acquired the security you are exchanging, Colombia will execute, and the fiscal agent will authenticate and deliver to you, a substitute security with the same terms as the security you are exchanging. You will be required to pay all expenses and reasonable charges associated with the replacement of the mutilated, destroyed, stolen or lost security.

Governing Law

The fiscal agency agreement and the New Bonds will be governed by and interpreted in accordance with the laws of the State of New York, except that all matters governing authorization and execution of the New Bonds by Colombia will be governed by the laws of Colombia.

CLEARANCE AND SETTLEMENT

The information in this section concerning DTC, Euroclear and Clearstream, Luxembourg and their book-entry systems has been obtained from sources Colombia believes it to be reliable, but Colombia makes no representation or warranty with respect to this information. DTC, Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. None of Colombia, the fiscal agent or the dealer manager will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of its obligations under its rules and procedures, or for the performance by direct or indirect participants of their obligations under the rules and procedures of the clearance systems.

Arrangements have been made with each of DTC, Euroclear and Clearstream, Luxembourg to facilitate the Invitation and the issuance of the New Bonds. Transfers of New Bonds within DTC, Euroclear and Clearstream, Luxembourg will be in accordance with the usual rules and operating procedures of the relevant system. Cross-market transfers between investors who hold or who will hold the New Bonds through DTC and investors who hold or will hold the New Bonds through Euroclear or Clearstream, Luxembourg will be effected in DTC through the respective depositaries of Euroclear and Clearstream, Luxembourg.

Initial Settlement

New Bonds

Upon the issuance of the New Bonds, DTC or its custodian will credit on its internal system the respective principal amounts of the individual beneficial interests represented by each New Bond to the accounts of persons who have accounts with DTC (“DTC Participants”). Such accounts initially will be designated by the exchange agent, and will be the same as the accounts in which the Old Bonds accepted for exchange were held. Ownership of beneficial interests in the New Bonds will be limited to persons who have accounts with DTC Participants, including the respective depositaries for Euroclear and Clearstream, Luxembourg or indirect DTC Participants. Ownership of beneficial interests in the New Bonds will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee, with respect to interests of DTC Participants, and the records of DTC Participants, with respect to interests of indirect DTC Participants.

Euroclear and Clearstream, Luxembourg will hold omnibus positions on behalf of their participants through customers’ securities accounts for Euroclear and Clearstream, Luxembourg on the books of their respective depositaries, which in turn will hold positions in customers’ securities accounts in the depositaries’ names on the books of DTC.

Secondary Market Trading in relation to New Bonds

Since the purchaser determines the place of delivery, it is important to establish at the time of the trade where both the purchaser’s and the seller’s accounts are located to ensure that settlement can be made on the desired value date. Although DTC, Euroclear and Clearstream, Luxembourg have agreed to the following procedures in order to facilitate transfers of interests in the New Bonds among participants of DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Republic nor the fiscal agent, any paying agent or the registrar will have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Transfers Within and Between DTC, Euroclear and Clearstream, Luxembourg

Trading Between DTC Purchasers and Sellers

DTC Participants will transfer interests in the securities among themselves in the ordinary way according to DTC rules governing global security issues. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global security or securities to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the global security or securities to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Trading Between Euroclear and/or Clearstream, Luxembourg Participants

Participants in Euroclear and Clearstream, Luxembourg will transfer interests in the securities among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg governing conventional eurobonds.

Trading Between a DTC Seller and a Euroclear or Clearstream, Luxembourg Purchaser

When the securities are to be transferred from the account of a DTC Participant to the account of a Euroclear or Clearstream, Luxembourg participant, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the closing date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to receive the securities and make payment for them. On the closing date, the depositary will make payment to the DTC Participant’s account and the securities will be credited to the depositary’s account. After settlement has been completed, DTC will credit the securities to Euroclear or Clearstream, Luxembourg. Euroclear or Clearstream, Luxembourg will credit the securities, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the closing date. The cash debit from the account of Euroclear or Clearstream, Luxembourg will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual closing date.

Participants in Euroclear and Clearstream, Luxembourg will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the securities by wire transfer on the value date. The most direct way of doing this is to preposition funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream, Luxembourg until the securities are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream, Luxembourg has extended a line of credit to a participant, the participant may decide not to preposition funds, but to allow Euroclear or Clearstream, Luxembourg to draw on the line of credit to finance settlement for the securities. Under this procedure, Euroclear or Clearstream, Luxembourg would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the securities were credited to the participant’s account. However, interest on the securities would accrue from the value date. Therefore, in these cases the interest income on securities that the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream, Luxembourg charges) to each participant.

Since the settlement will occur during New York business hours, a DTC Participant selling an interest in the security can use its usual procedures for transferring global securities to the depositaries of Euroclear or Clearstream, Luxembourg for the benefit of Euroclear or Clearstream, Luxembourg participants. The DTC seller will receive the sale proceeds on the closing date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC Participants.

Finally, day traders that use Euroclear or Clearstream, Luxembourg to purchase interests in the New Bonds from DTC Participants for delivery to Euroclear or Clearstream, Luxembourg participants should note that these trades will automatically fail on the sale side unless affirmative action is taken. At least three techniques should be readily available to eliminate this potential problem:

•	borrowing through Euroclear or Clearstream, Luxembourg for one day, until the purchase side of the day trade is reflected in their Euroclear or Clearstream, Luxembourg accounts, in accordance with the clearing system’s customary procedures,

•	borrowing the interests in the United States from a DTC Participant no later than one day prior to settlement, which would give the interests sufficient time to be reflected in their Euroclear or Clearstream, Luxembourg account in order to settle the sale side of the trade, or

•	staggering the value date for the buy and sell sides of the trade so that the value date for the purchase from the DTC Participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream, Luxembourg participant.

Trading Between a Euroclear or Clearstream, Luxembourg Seller and DTC Purchaser

Due to time zone differences in their favor, Euroclear and Clearstream, Luxembourg participants can use their usual procedures to transfer securities through their depositaries to a DTC Participant. The seller must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the closing date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to credit the securities to the DTC Participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream, Luxembourg participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual closing date.

If the Euroclear or Clearstream, Luxembourg participant selling the securities has a line of credit with Euroclear or Clearstream, Luxembourg and elects to be in debit for the securities until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that one-day period.

TAXATION

Colombian Taxation

The following is a summary of certain Colombian income tax considerations that may be relevant to holders of Old Bonds that are not Colombian residents and are not domiciled in Colombia. This summary replaces in its entirety the discussion under the caption “Taxation—Colombian Taxation” in the accompanying prospectus. This summary is based upon Colombia’s income tax laws in effect on the date hereof, which are subject to change. This summary is for general information only and does not constitute tax advice. This summary does not purport to consider all aspects of Colombian income taxation. This summary is not intended to include any of the tax consequences that may be applicable to residents of Colombia.

Exchange of Old Bonds for New Bonds

Under current Colombian law, the exchange of Old Bonds by non-Colombian holders for the New Bonds and any applicable cash payments to such non-Colombian holders will not be subject to any Colombian withholding or other similar tax.

You will be considered a non-Colombian holder if:

•	you are not a Colombian resident; and

•	you are not domiciled in Colombia.

Taxation of New Bonds

Payments of Principal and Interest

Under current Colombian law, the principal and interest payments that you, as a non-Colombian holder, receive on the New Bonds will not be subject to any Colombian withholding or other similar tax.

Capital Gains

Under current Colombian law, you will not be subject to capital gains taxes applicable in Colombia on the sale or transfer of the New Bonds, if you are a non-Colombian holder.

Other Taxes

There are no Colombian stamp, registration or similar taxes payable by a non-Colombian holder in connection with the acquisition, ownership or disposition of the New Bonds. A non-Colombian holder will not be liable for Colombian estate, gift, inheritance or similar tax with respect to the New Bonds.

United States Federal Income Taxation

The following is a summary of United States federal income tax consequences of participating in the Invitation that may be material to you as a U.S. Holder. You are a U.S. Holder if you are a beneficial owner of Bonds that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the Bonds. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to your decision to participate in the Invitation, including tax consequences that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors. This summary also does not address the tax consequences to (i) persons that are not U.S. Holders, (ii) persons that may be subject to special treatment under United States federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, traders in securities that elect to mark to market and dealers in securities or currencies, (iii) persons that will hold Bonds as part of a position in a “straddle” or as part of a “hedging”, “conversion” or other integrated investment transaction for United States federal income tax purposes, (iv) persons whose functional currency is not the U.S. dollar or (v) persons that do not hold Bonds as capital assets.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly on a retroactive basis.

Colombia has not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with all of such statements and conclusions. In addition, the discussion does not describe any tax consequences arising out of the laws of any state or local or foreign jurisdiction.

YOU ARE URGED TO CONSULT WITH YOUR TAX ADVISORS AS TO THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU OF PARTICIPATING IN THE EXCHANGE OFFER, AS WELL AS THE EFFECT OF ANY STATE, LOCAL, OR FOREIGN TAX LAWS AND OF CHANGES IN APPLICABLE TAX LAWS.

Consequences of Tendering your Old Bonds

The exchange of Old Bonds for New Bonds pursuant to the Invitation will be a taxable transaction for United States federal income tax purposes. Subject to the discussion of the market discount rules set forth below, if you exchange Old Bonds for New Bonds pursuant to the Invitation, you will recognize capital gain or loss in an amount equal to the difference between the amount realized on the exchange (except for amounts received with respect to accrued but unpaid interest, which will be treated as such) and your adjusted tax basis in the Old Bonds tendered at the time of the consummation of the Invitation. Your adjusted tax basis in an Old Bond generally will equal the amount paid therefor, increased by the amount of any market discount you have previously taken into account and reduced by the amount of any amortizable bond premium previously amortized with respect to the Old Bond. The amount realized in the exchange will be the issue price of the New Bonds received, determined as described below, plus the Clearing Cash Payment. Any gain or loss recognized on the exchange will be long-term capital gain or loss if your holding period for the Old Bonds on the date of exchange was more than one year. Your initial tax basis in the New Bonds will be equal to their issue price, determined as described below. Your holding period with respect to the New Bonds will begin the day after the consummation of the Invitation.

In general, if you acquired the Old Bonds with market discount, any gain you realize on the exchange of the Old Bonds for New Bonds will be treated as ordinary income to the extent of the portion of the market discount that has accrued while you held such Old Bonds, unless you have elected to include market discount in income currently as it accrues.

The issue price of the New Bonds depends on whether a substantial amount of the New Bonds is treated as “traded on an established market” within the meaning of the applicable Treasury Regulations. The New Bonds will be treated as “traded on an established market” if, among others, at any time during the 60-day period ending 30 days after the date of the exchange, such New Bonds are traded or listed on a national securities exchange, interdealer quotation system, or, subject to certain limitations, if price quotations are readily available from dealers, brokers or traders. If the New Bonds are so traded on an established market, the issue price of the New Bonds will be equal to their fair market value on the date of the exchange. Colombia expects the New Bonds to be traded on an established market within the meaning of the applicable Treasury Regulations, and, accordingly, intends to treat the New Bonds as having an issue price equal to their fair market value on the date of the exchange.

Consequences of Not Participating in the Invitation

If you do not participate in the Invitation (or participate with respect to less than all of your Old Bonds), you will not be affected for United States federal income tax purposes with respect to your retained Old Bonds.

Consequences of Holding the New Bonds

In general, for United States federal income tax purposes, you will have to include qualified stated interest on the New Bonds in gross income in accordance with your usual method of tax accounting. Qualified stated

interest is stated interest that is unconditionally payable in cash or in property at least annually at a single fixed rate. All interest payments on the New Bonds will be treated as qualified stated interest.

As described above under “—Consequences of Tendering your Old Bonds,” Colombia intends to treat the New Bonds as having an issue price equal to their fair market value on the date of the exchange. Depending on whether the issue price of the New Bonds is less than or greater than their stated redemption price at maturity, the New Bonds will be treated for United States federal income tax purposes as issued with (i) original issue discount (“OID”) or (ii) bond premium. In general, a bond’s stated redemption price at maturity is the sum of all payments due under such bond, other than payments of qualified stated interest. The issue price of the New Bonds at the time of the exchange is expected to be greater than their stated redemption price at maturity. Accordingly, Colombia expects that the New Bonds will be issued with bond premium.

You may elect to amortize such premium (as an offset to interest income), using a constant-yield method, over the term of the New Bond. Such election, once made, generally applies to all bonds you hold or subsequently acquire on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If you elect to amortize such premium, you must reduce your tax basis in a New Bond by the amount of the premium amortized during the period you hold such Bond. If you do not elect to amortize bond premium, you will continue to include the amount of bond premium in your tax basis. Therefore, if you do not elect to amortize such premium and you hold the Bond to maturity, you generally will recognize a capital loss in the amount of the premium when the Bond matures.

Sale, Exchange or Redemption of Bonds

Upon a sale, exchange, redemption or other taxable disposition of the New Bonds, you generally will recognize gain or loss in an amount equal to the difference between the amount you realize on the disposition and your adjusted tax basis in the New Bonds. Gain or loss recognized upon such a disposition (except for amounts received with respect to accrued but unpaid interest, which will be treated as such) generally will be capital gain or loss, and will be long-term gain or loss if your holding period exceeds one year.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to payments in respect of the Bonds within the United States if you are not a corporation. To avoid the imposition of backup withholding on such payments, you should complete an IRS Form W-9 (which can be obtained at the website of the IRS at www.irs.gov) and either (i) provide your correct taxpayer identification number (“TIN”), which is your social security number if you are an individual U.S. Holder, and certain other information, or (ii) establish a basis for an exemption from backup withholding. Certain holders (including, among others, corporations, individual retirement accounts and certain foreign persons) are exempt from these backup withholding and information reporting requirements, but may be required to establish their entitlement to an exemption. If the Principal Payment Agent is not provided with the correct TIN or an adequate basis for exemption, you may be subject to a backup withholding tax on payments received in respect of the Bonds. If backup withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is provided to the IRS.

PLAN OF DISTRIBUTION

Colombia has entered into a dealer manager agreement with UBS Securities LLC, as the dealer manager for the Invitation. Pursuant to the dealer manager agreement, Colombia has:

•	retained the dealer manager to act, directly or through its affiliates, on behalf of Colombia as the dealer manager in connection with the Invitation,

•	agreed to pay the dealer manager a fee based on the aggregate principal amount of New Bonds issued pursuant to the Invitation,

•	agreed to reimburse the dealer manager for certain expenses in connection with the Invitation, and

•	agreed to indemnify the dealer manager against certain liabilities and expenses in connection with the Invitation, including liabilities under the U.S. Securities Act of 1933.

The dealer manager agreement contains various other representations, warranties, covenants and conditions customary for agreements of this sort.

As used in this prospectus supplement, a “Soliciting Dealer” is (1) the dealer manager or (2) any of the entities described on Annex A hereto. Each holder participating in the Invitation may, but is not required to, designate a Soliciting Dealer in its letter of transmittal. A designated Soliciting Dealer will be eligible to receive a fee equal to 0.15% of the principal amount of the New Bonds issued in respect of offers accepted by Colombia and indicated in the relevant letters of transmittal to have been solicited by that Soliciting Dealer. Fees payable to Soliciting Dealers (including the dealer manager when acting in that capacity) will be deducted from the aggregate fees payable to the dealer manager mentioned above. Any designation of an entity to receive the fee that is either (a) not a Soliciting Dealer or (b) a Soliciting Dealer that does not return the acknowledgment described below will be disregarded.

In order for a Soliciting Dealer to receive a solicitation fee with respect to an accepted offer, (1) the exchange agent must have received the required information designating the Soliciting Dealer as part of the letter of transmittal related to the accepted offer, and (2) the exchange agent must have received a properly completed and duly executed acknowledgment entitled “Qualified Soliciting Dealer Acknowledgment” from the Soliciting Dealer no later than one day prior to the Expiration Date. If any Soliciting Dealer fails to return the Qualified Soliciting Dealer Acknowledgment by the deadline, then that Soliciting Dealer will forfeit all rights to receive solicitation fees, and none of Colombia, the dealer manager and the exchange agent will have any liability for those fees.

No fee shall be paid to a Soliciting Dealer if that Soliciting Dealer is required for any reason to transfer the fee to a holder (other than itself) who is participating in the Invitation.

At any given time, the dealer manager may trade the Old Bonds or other debt securities of Colombia for their own account or for the accounts of customers and may accordingly hold a long or short position in the Old Bonds or other securities of Colombia. An affiliate of UBS Securities LLC has outstanding extensions of credit or commitments to extend credit to Colombia.

The dealer manager is relying on an exemption granted by the SEC from Rule 101 of Regulation M under the U.S. Securities Exchange Act of 1934, as amended, with respect to the trading activities of the dealer manager and certain of its affiliates in connection with the Invitation.

Colombia estimates that its share of the total expenses of the Invitation, excluding fees payable to the dealer manager, will be approximately U.S. $360,000.

Colombia has retained JPMorgan Chase Bank to act as exchange agent in connection with the Invitation, and J.P. Morgan Bank Luxembourg S.A. to act as Luxembourg exchange agent in connection with the Invitation. The dealer manager has agreed to pay the exchange agent customary fees for its services and to reimburse the exchange agent for certain of its out-of-pocket expenses in connection with the Invitation. Colombia has agreed to reimburse the Luxembourg exchange agent for certain of its expenses in connection with the Invitation, and has agreed to indemnify the exchange agent against certain liabilities and expenses, including liabilities under the Securities Act.

Colombia has retained D.F. King & Co. Inc. to act as information agent in connection with the Invitation. The dealer manager has agreed to pay the information agent customary fees for its services. Colombia has agreed to indemnify the information agent against certain liabilities and expenses in connection with the Invitation.

JURISDICTIONAL RESTRICTIONS

The distribution of the materials related to the Invitation and the transactions contemplated thereby may be restricted by law in certain jurisdictions. Persons into whose possession the materials related to the Invitation come are required by Colombia to inform themselves of and to observe any of these restrictions.

The materials related to the Invitation do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which an offer or solicitation is not authorized or in which the person making an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make an offer or solicitation.

In any jurisdiction in which the Invitation is required to be made by a licensed broker or dealer and in which the dealer manager or any of its affiliates is so licensed, it shall be deemed to be made by the dealer manager or such affiliate on behalf of Colombia.

Germany

No Sales Prospectus has been published according to the German Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz). Accordingly, the Invitation is only made to persons who purchase and/or sell securities (as principal or agent) as part of their profession or business. Recipients of this Invitation confirm that they purchase and/or sell securities (as principal or agent) as part of their profession or business and agree that they have not and will not pass on the Invitation to persons in Germany except to persons who purchase and/or sell securities (as principal or agent) as part of their profession or business.

Panama

The New Bonds have not been and will not be registered with the National Securities Commission of the Republic of Panama under Decree Law N°1 of July 8, 1999 (the “Panamanian Securities Law”) and may not be publicly offered or sold within Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Law.

Switzerland

The Invitation is made in Switzerland on the basis of a private placement, not as a public offering, and the New Bonds will not be listed on the SWX Swiss Exchange. The Invitation does not, therefore, constitute a prospectus in the sense of Art. 652a or Art. 1156 of the Swiss Federal Code of Obligations.

United Kingdom

The dealer manager has represented, warranted and agreed that:

•	it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial and Service and Markets Act 2000 (the “FSMA”)) received by it in connection with the purchase of the Old Bonds or the issue or sale of any New Bonds in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the purchase of the existing bonds or the issue or sale of the new bonds in, from or otherwise involving the United Kingdom.

GENERAL INFORMATION

Authorization

The creation and issue of the New Bonds have been authorized pursuant to: Law 80 of 1993, Decree 2681 of 1993, Resolution No. 2103 of November 18, 2003 of the Ministry of Finance and Public Credit and External Resolutions Nos. 2, and 6 of 2002 and Resolution No. 3 of 2003 issued by the Board of Directors of the Central Bank.

Colombia will provide copies of its registration statements, its most recent annual report on Form 18-K and any amendments thereto, the fiscal agency agreement, the exchange agent agreement and the dealer manager agreement at the offices of the Luxembourg paying agent and transfer agent during normal business hours on any weekday for so long as the New Bonds are listed on the Luxembourg Stock Exchange. In addition, for so long as the New Bonds are outstanding or listed on the Luxembourg Stock Exchange, Colombia will make available copies of Colombia’s annual reports for each year in English (as and when available) at the offices of the Luxembourg paying agent and transfer agent during normal business hours on any weekday. Colombia will also provide, free of charge, copies of the documents incorporated by reference in this prospectus supplement or the accompanying prospectus, including Colombia’s most recent annual report on Form 18-K and any amendments thereto, at the offices of the Luxembourg paying agent and transfer agent.

Colombia has obtained all other consents and authorizations that are necessary under Colombian law for (1) the issuance of the New Bonds pursuant to the Invitation and (2) Colombia’s performance of its obligations under the New Bonds and the fiscal agency agreement.

Litigation

Colombia is not involved in any litigation or arbitration proceedings relating to claims or amounts that are material in the context of the Invitation. Colombia is not aware of any such litigation or arbitration proceedings that are pending or threatened.

Clearing

Colombia has applied to have the New Bonds accepted into DTC’s book-entry settlement system. Euroclear and Clearstream, Luxembourg have accepted the New Bonds for clearance through their clearance systems. The security codes are:

CUSIP	ISIN	Common Code
195325AR6	US195325AR62	009688609

Validity of the New Bonds

The validity of the New Bonds will be passed upon for Colombia by the Head of the Legal Affairs Group of the General Directorate of Public Credit of the Ministry of Finance and Public Credit of the Republic of Colombia, and by Cleary, Gottlieb, Steen & Hamilton, One Liberty Plaza, New York, NY 10006, United States counsel to Colombia, and for the dealer manager by Shearman & Sterling LLP, 599 Lexington Avenue, New York, NY 10022, United States counsel to the dealer manager, and by Brigard & Urrutia, Calle 70 No. 4-60, Bogotá D.C., Colombia, Colombian counsel to the dealer manager.

As to all matters of Colombian law, Cleary, Gottlieb, Steen & Hamilton may assume the correctness of the opinion of the Head of the Legal Affairs Group of the General Directorate of Public Credit, and Shearman & Sterling LLP may assume the correctness of that opinion and the opinion of Brigard & Urrutia.

As to all matters of United States law, the Head of the Legal Affairs Group of the General Directorate of Public Credit may assume the correctness of the opinion of Cleary, Gottlieb, Steen & Hamilton, and Brigard & Urrutia may assume the correctness of the opinion of Shearman & Sterling LLP. All statements with respect to matters of Colombian law in this prospectus supplement and the prospectus have been passed upon by the Head of the Legal Office of the General Directorate of Public Credit and Brigard & Urrutia and are made upon their authority.

ANNEX A

SOLICITING DEALERS

A “Soliciting Dealer,” as described in this prospectus supplement, means the dealer manager and any of the following institutions, or its subsidiary, that is authorized to perform solicitation activities and receive solicitation fees in Colombia:

Bancolombia S.A.

Citibank Colombia

Corporación Financiera del Valle S.A.

Interbolsa S.A.—Comisionista de Bolsa

A-1

PROSPECTUS

Republic of Colombia

Debt Securities

Warrants

Colombia may from time to time offer debt securities or warrants in amounts, at prices and on terms to be determined at the time of sale and to be set forth in supplements to this prospectus. Colombia may sell securities having an aggregate initial offering price of up to $4,170,857,350 in the United States.

The securities will be general, direct, unconditional, unsecured and unsubordinated external indebtedness of Colombia. The securities will rank equally in right of payment with all other unsecured and unsubordinated external indebtedness of Colombia and will be backed by the full faith and credit of Colombia.

Colombia may sell the securities directly, through agents designated from time to time or through underwriters.

Neither the Securities and Exchange Commission nor any state securities commission or any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus may not be used to make offers or sales of securities unless accompanied by a supplement. You should read this prospectus and the supplements carefully. You should not assume that the information in this prospectus or any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date on the front of those documents.

The date of this prospectus is October 1, 2003.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that Colombia filed with the SEC under a “shelf” registration process. Under this shelf process, Colombia may sell, from time to time, any of the debt securities or warrants described in this prospectus in one or more offerings up to a total U.S. dollar equivalent amount of $4,170,857,350. This prospectus provides you with a general description of the debt securities and warrants Colombia may offer under this shelf process. Each time Colombia sells securities under this shelf process, it will provide a prospectus supplement that will contain updated information about Colombia, if necessary, and specific information about the terms of that offering.

Any information contained in this prospectus may be updated or changed in a prospectus supplement, in which case the more recent information will apply. You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement.

FORWARD-LOOKING STATEMENTS

The following documents relating to Colombia’s debt securities or warrants may contain forward-looking statements:

•	this prospectus;

•	any prospectus supplement; and

•	the documents incorporated by reference in this prospectus and any prospectus supplement.

Statements that are not historical facts, including statements about Colombia’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Colombia undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Colombia cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:

•	Adverse external factors, such as high international interest rates, low oil prices and recession or low growth in Colombia’s trading partners. High international interest rates could increase Colombia’s current account deficit and budgetary expenditures. Low oil prices could decrease the Government’s revenues and could also negatively affect the current account deficit. Recession or low growth in Colombia’s trading partners could lead to fewer exports from Colombia and, therefore, lower growth in Colombia.

•	Adverse domestic factors, such as declines in foreign direct and portfolio investment, domestic inflation, high domestic interest rates, exchange rate volatility, political uncertainty and continuing insurgency in certain regions. Each of these could lead to lower growth in Colombia and lower international reserves.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, Colombia will use the net proceeds from the sale of the securities for general budgetary purposes.

DESCRIPTION OF THE SECURITIES

This prospectus provides you with a general description of the securities that Colombia may offer. Each time Colombia sells securities, it will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the information in the prospectus supplement.

Debt Securities

Colombia will issue the debt securities under a fiscal agency agreement between Colombia and a bank or trust company, as fiscal agent. Whenever Colombia issues a series of debt securities, it will attach the fiscal agency agreement that the securities are issued under as an exhibit to the registration statement of which this prospectus forms a part. The name of the fiscal agent will be set forth in the applicable prospectus supplement.

The following description is a summary of the material provisions of the debt securities and the fiscal agency agreement. Given that it is only a summary, the description may not contain all of the information that is important to you as a potential investor in these debt securities. Therefore, you should read the fiscal agency agreement and the form of the debt securities in making your decision on whether to invest in the debt securities. Colombia has filed a copy of these documents with the SEC and will also file copies of these documents at the office of the fiscal agent.

General Terms

The prospectus supplement relating to any series of debt securities offered will include specific terms relating to the debt securities. These terms will include some or all of the following:

•	the title;

•	any limit on the aggregate principal amount;

•	the issue price;

•	the maturity date or dates;

•	if the debt securities bear interest, the interest rate, which may be fixed or floating, the date from which interest will accrue, the interest payment dates and the record dates for these interest payment dates;

•	any mandatory or optional sinking fund provisions;

•	any provisions that allow Colombia to redeem the debt securities at its option;

•	any provisions that entitle you to early repayment at your option;

•	the currency or currencies that you may use to purchase the debt securities and that Colombia may use to pay principal, any premium and interest;

•	the form of debt security—global or certificated and registered or bearer;

•	the authorized denominations;

•	any index Colombia will use to determine the amount of principal, any premium and interest payment; and

•	any other terms of the debt securities that do not conflict with the provisions of the fiscal agency agreement.

Colombia may issue debt securities in exchange for other debt securities or which are convertible into new debt securities. The specific terms of the exchange or conversion of any debt security and the debt security to which it will be exchangeable or converted will be described in the prospectus supplement relating to the exchangeable or convertible debt security.

Colombia may issue debt securities at a discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Colombia will describe the United States federal income tax consequences and any other relevant considerations in the applicable prospectus supplement for any issuance of debt securities.

Nature of Obligation

The debt securities will be general, direct, unconditional, unsecured and unsubordinated external indebtedness of Colombia. The debt securities will rank equally in right of payment among themselves and with all other unsecured and unsubordinated external indebtedness of Colombia. Colombia has pledged its full faith and credit for the payment when due of all amounts on the debt securities.

Form and Denomination

Unless otherwise provided in the prospectus supplement for an offering, Colombia will issue debt securities:

•	denominated in U.S. dollars;

•	in fully registered book-entry form;

•	without coupons; and

•	in denominations of $1,000 and integral multiples of $1,000.

Payment of Principal and Interest

Colombia will make payments on global debt securities by wire transfer to the applicable clearing system, or to its nominee or common depositary, as the registered owner or bearer of the debt securities, which will receive the funds for distribution to the holders. See “—Global Securities” below.

Colombia will make payments on registered certificated debt securities on the specified payment dates to the registered holders of the debt securities. Colombia will make payments of interest by check mailed to the registered holders of the debt securities at their registered addresses.

Any money that Colombia pays to the fiscal agent for payment on any debt security that remains unclaimed for two years will be returned to Colombia. Afterwards, the holder of such debt security may look only to Colombia for payment. Claims against Colombia for the payment of principal, interest or other amounts will become void unless made within five years after the date on which the payment first became due, or a shorter period if provided by law.

Additional Amounts

Colombia will make all principal and interest payments on the debt securities without deducting or withholding any present or future Colombian taxes, unless the deduction or withholding is required by law. In the event that Colombia is required to make any such deductions, it will pay the holders the additional amounts required to ensure that they receive the same amount as they would have received without this withholding or deduction.

Colombia will not, however, pay any additional amounts in connection with any tax, assessment or other governmental charge that is imposed due to any of the following:

•	the holder or beneficial owner has some connection with Colombia other than merely holding the debt security or receiving principal and interest payments on the debt security;

•	the holder or beneficial owner fails to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with Colombia of the holder or beneficial owner, if compliance is required by Colombia as a precondition to exemption from the deduction; or

•	the holder does not present (where presentment is required) its debt security within 30 days after Colombia makes a payment of principal or interest available.

Redemption and Repurchase

Unless otherwise provided in the prospectus supplement for an offering, the debt securities will not be redeemable prior to maturity at the option of Colombia or repayable before maturity at the option of the holders. Nevertheless, Colombia may at any time purchase the debt securities and hold or resell them or surrender them to the fiscal agent for cancellation.

Negative Pledge

Colombia has agreed that as long as any of the debt securities remain outstanding, it will not create or permit to exist any lien (i.e., a lien, pledge,

mortgage, security interest, deed of trust or charge) on its present or future revenues, properties or assets to secure its public external indebtedness, unless the debt securities are secured equally and ratably. As used in this prospectus, “public external indebtedness” means:

•	all actual and contingent obligations of Colombia for borrowed money or for the repayment of which Colombia is responsible that are payable, or at the option of the holder may be payable, in any currency other than Colombian currency; and

•	that are in the form of bonds, debentures, notes or other securities that are or were intended by Colombia to be quoted, listed or traded on any securities exchange, automated trading system, over-the-counter or other securities market, including securities eligible for resale pursuant to Rule 144A under the Securities Act of 1933.

However, up to $14.768 billion of securities issued by Colombia in exchange for debt of Colombia and Colombian public sector entities will not be considered public external indebtedness.

Nevertheless, Colombia may create or permit to exist:

•	liens on any asset or property, and related revenues, to secure indebtedness borrowed for the purpose of financing the acquisition, development or construction of that asset or property;

•	any renewal or extension of the above liens that is limited to the same asset or property, and related revenues, and that secures a renewal or extension of the original secured financing;

•	liens on any asset or property, and related revenues, existing at the time of the acquisition of that asset or property; and

•	any renewal or extension of the above liens that is limited to the same asset or property, and related revenues, and that secures a renewal or extension of the original secured financing.

Default and Acceleration of Maturity

Each of the following is an event of default under a series of debt securities:

1.	Non-Payment: Colombia fails to pay any principal, premium, if any, or interest on any debt security of that series within 30 days of when the payment was due; or

2.	Breach of Other Obligations: Colombia fails to perform any other material obligation contained in the debt securities of that series or the fiscal agency agreement and that failure continues for 45 days after any holder of the debt securities of that series gives written notice to Colombia to remedy the failure and gives a copy of that notice to the fiscal agent; or

3.	Cross Default on Direct Obligations: Colombia fails to pay when due any public external indebtedness (other than public external indebtedness constituting guaranties by Colombia) with an aggregate principal amount greater than $20,000,000 or the equivalent, and that failure continues beyond any applicable grace period; or

4.	Cross Default on Guaranties: Colombia fails to pay when due any public external indebtedness constituting guaranties by Colombia with an aggregate principal amount greater than $20,000,000 or the equivalent, and that failure continues until the earlier of (a) the expiration of the applicable grace period or 30 days, whichever is longer, or (b) the acceleration of the public external indebtedness by any holder; or

5.	Denial of Obligations: Colombia denies its obligations under the debt securities of that series; or

6.	Moratorium: Colombia declares a general suspension of payments or a moratorium on the payment of debt which does not expressly exclude the debt securities of that series; or

7.	IMF Membership: Colombia ceases to be a member of the IMF or ceases to be eligible to use the general resources of the IMF.

If any of the events of default described in paragraphs 1, 2, 5 or 6 above occurs and is continuing, the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of the affected series may declare all the debt securities of that series to be due and payable immediately. If any of the events of default described in paragraphs 3, 4 or 7 above occurs and is continuing, the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of any series may declare all the debt securities of that series to be due and payable immediately. In the case of an event of default described in paragraphs 1 or 6 above, each holder of debt securities of any affected series may declare the principal amount of the debt securities it holds to be due and payable immediately. The declarations referred to above shall be made by giving written notice to Colombia and the fiscal agent.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the relevant debt securities will become immediately due and payable on the date Colombia receives written notice of the declaration, unless Colombia has remedied the event or events of default prior to receiving the notice. The holders of more than 50% of the aggregate principal amount of the relevant debt securities may rescind a declaration of acceleration if Colombia remedies the event or events of default giving rise to the declaration after the declaration is made. In order to rescind a declaration of acceleration in these circumstances, holders must follow the amendment procedures described below.

Meetings and Amendments

Colombia may call a meeting of the holders of debt securities of any series at any time. Colombia will determine the time and place of the meeting.

Colombia will give the holders not less than 30 or more than 60 days’ prior notice of each meeting. The notice of each will state:

•	the time and the place of the meeting;

•	in general terms, the action proposed to be taken at the meeting; and

•	the record date for determining the holders entitled to vote at the meeting.

If an event of default relating to the debt securities of a series has occurred and is continuing, the holders of at least ten percent in aggregate principal amount of outstanding debt securities of that series may request that the fiscal agent call a meeting of the holders. This request must be in writing and set forth in reasonable detail the action proposed to be taken at the meeting.

To be entitled to vote at any meeting, a person must be:

•	a holder of outstanding debt securities of the relevant series; or

•	a person duly appointed in writing as a proxy for a holder.

The persons entitled to vote more than 50% of the aggregate principal amount of the outstanding debt securities of a series will constitute a quorum. The fiscal agent may make any reasonable and customary regulations governing the conduct of any meeting.

Colombia and the fiscal agent may modify, amend or supplement the terms of debt securities of any series and the fiscal agency agreement as it relates to those securities, or the holders may take any action provided by the fiscal agency agreement or the terms of their debt securities, with:

•	the approval of the holders of not less than 66 2/3% in aggregate outstanding principal amount of the debt securities of that series that are represented at a meeting of holders; or

•	the written consent of the holders of not less than 66 2/3% in aggregate outstanding principal amount of the debt securities of the relevant series.

However, each holder of a debt security of a particular series must consent to any amendment, modification or change that would:

•	change the due date for the payment of principal, any premium or any interest on the debt securities;

•	reduce the principal amount of the debt securities;

•	reduce the portion of the principal amount of the debt securities that is payable upon acceleration of the maturity date;

•	reduce the interest rate on the debt securities or any premium payable upon redemption of the debt securities;

•	change the currency or place of payment of principal of or any premium or interest on the debt securities;

•	shorten the period during which Colombia is not permitted to redeem the debt securities or permit Colombia to redeem the debt securities if, prior to this action, Colombia was not permitted to do so;

•	reduce the percentage of principal amount of the holders of the debt securities whose vote or consent is needed to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities or to take any other action; or

•	change Colombia’s obligation to pay additional amounts.

Colombia and the fiscal agent may, without the vote or consent of any holder of debt securities of a series, amend the fiscal agency agreement or the debt securities of that series for the purpose of:

•	adding to Colombia’s covenants for the benefit of the holders;

•	surrendering any of Colombia’s rights or powers;

•	providing collateral for the debt securities;

•	curing any ambiguity or correcting or supplementing any defective provision contained in the fiscal agency agreement or the debt securities; or

•	changing the terms and conditions of the fiscal agency agreement or the debt securities in any manner which Colombia and the fiscal agent may determine and which will not materially adversely affect the interests of the holders of the debt securities.

Notices

Notices to the holders of debt securities will be mailed to the addresses of such holders as they appear in the register maintained by the fiscal agent. If the debt securities are issued in bearer form, the relevant prospectus supplement will describe the manner in which notices will be given to the holders.

Warrants

If Colombia issues warrants, it will describe their specific terms in a prospectus supplement. If any warrants are registered with the SEC, Colombia will file a warrant agreement and form of warrant with the SEC. The following description briefly summarizes some of the general terms that apply to warrants. You should read the applicable prospectus supplement, warrant agreement and form of warrant before making your investment decision.

Colombia may issue warrants separately or together with any debt securities. All warrants will be issued under a warrant agreement to be entered into between Colombia and a bank or trust company, as warrant agent. The prospectus supplement relating to the particular series of warrants will set forth:

•	the initial offering price;

•	the currency you must use to purchase the warrants;

•	the title and terms of the debt securities or other consideration that you will receive on exercise of the warrants;

•	the principal amount of debt securities or amount of other consideration that you will receive on exercise of the warrants;

•	the exercise price or ratio;

•	the procedures for, and conditions to, the exercise of the warrants;

•	the date or dates on which the right to exercise the warrants shall commence and expire;

•	whether and under what conditions Colombia may terminate or cancel the warrants;

•	the title and terms of any debt securities issued with the warrants and the amount of debt securities issued with each warrant;

•	the date, if any, on and after which the warrants and any debt securities issued with such warrants will trade separately;

•	the form of the warrants (global or certificated and registered or bearer), whether they will be exchangeable between such forms and, if registered, where they may be transferred and exchanged;

•	the identity of the warrant agent;

•	any special U.S. federal income tax considerations; and

•	any other terms of such warrants.

Global Securities

DTC, Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither Colombia nor the fiscal agent will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures. Additionally, neither Colombia nor the fiscal agent will be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Colombia may issue the debt securities or warrants in the form of one or more global securities, the ownership and transfer of which are recorded in computerized book-entry accounts, eliminating the need for physical movement of securities.

When Colombia issues global securities, it will deposit the applicable security with a clearing system. The global security will be either registered in the name of, or held in bearer form by, the clearing system or its nominee or common depositary. Unless a global security is exchanged for physical securities, as discussed below under “— Certificated Securities,” it may not be transferred, except as a whole among the clearing system, its nominees or common depositaries and their successors. Clearing systems include The Depository Trust Company, known as DTC, in the United States, and Euroclear Bank S.A./N.V. as operator of the Euroclear System, known as Euroclear, and Clearstream Banking, société anonyme, known as Clearstream, Luxembourg, in Europe.

Clearing systems process the clearance and settlement of global notes for their direct participants. A “direct participant” is a bank or financial institution that has an account with a clearing system. The clearing systems act only on behalf of their direct participants, who in turn act on behalf of indirect participants. An “indirect participant” is a bank or financial institution that gains access to a clearing system by clearing through or maintaining a relationship with a direct participant. Euroclear and Clearstream, Luxembourg are connected to each other by a direct link and participate in DTC through their New York depositaries, which act as links between the clearing systems. These arrangements permit you to hold global securities through participants in any of these systems, subject to applicable securities laws.

If you wish to purchase global securities, you must either be a direct participant or make your purchase through a direct or indirect participant. Investors who purchase global securities will hold them in an account at the bank or financial institution acting as their direct or indirect participant. Holding securities in this way is called holding in “street name.”

When you hold securities in street name, you must rely on the procedures of the institutions through which you hold your securities to exercise any of the rights granted to holders. This is because the legal obligations of Colombia and the fiscal agent run only to the registered owner or bearer of the global security, which will be the clearing system or its nominee or common depositary. For example, once Colombia and the fiscal agent make a payment to the registered holder or bearer of a global security, they will no longer be liable for the payment, even if you do not receive it. In practice, the clearing systems will pass along any payments or notices they receive from Colombia to their participants, which will pass along the payments to you. In addition, if you desire to take any action which a holder of the global security is entitled to take, then the clearing system would authorize the participant through which you hold your global securities to take such action, and the participant would then either authorize you to take the action or would act for you on your instructions. The transactions between you, the participants and the clearing systems will be governed by customer agreements, customary practices and applicable laws and regulations, and not by any legal obligation of Colombia or the fiscal agent.

As an owner of securities represented by a global security, you will also be subject to the following restrictions:

•	you will not be entitled to (a) receive physical delivery of the securities in certificated form or (b) have any of the securities registered in your name, except under the circumstances described below under “—Certificated Securities”;

•	you may not be able to transfer or sell your securities to some insurance companies and other institutions that are required by law to own their securities in certificated form;

•	you may not be able to pledge your securities in circumstances where certificates must be physically delivered to the creditor or the beneficiary of the pledge in order for the pledge to be effective; and

•	clearing systems require that global securities be purchased and sold within their systems using same-day funds, for example by wire transfer.

Cross-Market Transfer, Clearance and Settlement

The following description reflects Colombia’s understanding of the current rules and procedures of DTC, Euroclear and Clearstream, Luxembourg relating to cross-market trades in global securities. These systems could change their rules and procedures at any time, and Colombia takes no responsibility for their actions or the accuracy of this description.

It is important for you to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date, i.e., the date specified by the purchaser and seller on which the price of the securities is fixed.

When global securities are to be transferred from a DTC seller to a Euroclear or Clearstream, Luxembourg purchaser, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its New York depositary to receive the securities and make payment for them. On the settlement date, the New York depositary will make payment to the DTC participant through which the seller holds its securities, which will make payment to the seller, and the securities will be credited to the New York depositary’s account. After settlement has been completed, Euroclear or Clearstream, Luxembourg will credit the securities to the account of the participant through which the purchaser is acting. This securities credit will appear the next day European time after the settlement date, but will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the securities credit and cash debit will instead be valued at the actual settlement date.

A participant in Euroclear or Clearstream, Luxembourg, acting for the account of a purchaser of global securities, will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the securities on the value date. The most direct way of doing this is for the participant to preposition funds, i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date, either from cash on hand or existing lines of credit. The participant may require the purchaser to follow these same procedures.

When global securities are to be transferred from a Euroclear or Clearstream, Luxembourg seller to a DTC purchaser, the seller must first send instructions to and preposition the securities with Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its New York depositary to credit the global securities to the account of the DTC participant through which the purchaser is acting and to receive payment in exchange. The payment will be credited to the account of the Euroclear or Clearstream, Luxembourg participant through which the seller is acting on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the receipt of the cash proceeds and securities debit will instead be valued at the actual settlement date.

Certificated Securities

Colombia will only issue securities in certificated form in exchange for global security if:

•	in the case of a global security deposited with or on behalf of a depositary, the depositary is unwilling or unable to continue as depositary or is ineligible to act as depositary, and Colombia does not appoint a successor depositary within 90 days after the depositary notifies Colombia or Colombia becomes aware of this situation; or

•	Colombia elects not to have the securities of a series represented by a global security or securities.

In either of these cases, unless otherwise provided in the prospectus supplement for an offering, Colombia and the fiscal agent will issue certificated securities:

•	registered in the name of each holder;

•	without interest coupons; and

•	in the same authorized denominations as the global securities.

The certificated securities will initially be registered in the names and denominations requested by the depositary. You may transfer or exchange registered certificated securities by presenting them at the corporate trust office of the fiscal agent. When you surrender a registered certificated security for transfer or exchange, the fiscal agent will authenticate and deliver to you or the transferee a security or securities of the appropriate form and denomination and of the same aggregate principal amount as the security you are surrendering. You will not be charged a fee for the registration of transfers or exchanges of certificated securities.

However, you may be charged for any stamp, tax or other governmental charge associated with the transfer, exchange or registration. Colombia, the fiscal agent and any other agent of Colombia may treat the person in whose name any certificated security is registered as the legal owner of such security for all purposes.

If any registered certificated security becomes mutilated, destroyed, stolen or lost, you can have it replaced by delivering the security or the evidence of its loss, theft or destruction to the fiscal agent. Colombia and the fiscal agent may require you to sign an indemnity under which you agree to pay Colombia, the fiscal agent and any other agent for any losses they may suffer relating to the security that was mutilated, destroyed, stolen or lost. Colombia and the fiscal agent may also require you to present other documents or proof.

After you deliver these documents, if neither Colombia nor the fiscal agent have notice that a bona fide purchaser has acquired the security you are exchanging, Colombia will execute, and the fiscal agent will authenticate and deliver to you, a substitute security with the same terms as the security you are exchanging. You will be required to pay all expenses and reasonable charges associated with the replacement of the mutilated, destroyed, stolen or lost security.

If a security presented for replacement has become payable, Colombia in its discretion may pay the amounts due on the security in lieu of issuing a new security.

Governing Law

The fiscal agency agreement and the securities will be governed by and interpreted in accordance with the laws of the State of New York. However, the laws of Colombia will govern all matters relating to authorization and execution by Colombia.

Jurisdiction; Enforceability of Judgments

Colombia is a foreign sovereign. It may, therefore, be difficult for investors to obtain or enforce judgments against Colombia.

Colombia will appoint the Consul General of Colombia in The City of New York and his successors from time to time as its process agent for any action brought by a holder based on the debt securities or warrants instituted in any state or federal court in the Borough of Manhattan, The City of New York.

Colombia will irrevocably submit to the exclusive jurisdiction of any state or federal court in the Borough of Manhattan, The City of New York and the courts of Colombia that sit in Bogotá D.C. in respect of any action brought by a holder based on the securities. Colombia will also irrevocably waive any objection to the venue of any of these courts in an action of that type. Holders of the securities may, however, be precluded from initiating actions based on the securities in courts other than those mentioned above.

Colombia will, to the fullest extent permitted by law, irrevocably waive and agree not to plead any immunity from the jurisdiction of any of the above courts in any action based upon the securities. This waiver covers Colombia’s sovereign immunity and immunity from prejudgment attachment, post-judgment attachment and execution, but does not extend to the attachment of revenues, assets and property of Colombia located in Colombia, except as provided under Article 177 of the Código Contencioso Administrativo and Article 684 of the Código de Procedimiento Civil of Colombia.

Nevertheless, Colombia reserves the right to plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976 in actions brought against it under United States securities laws or any state securities laws. Colombia’s appointment of its process agent will not extend to these actions. Without Colombia’s waiver of immunity, you will not be able to obtain a United States judgment against Colombia unless the court determines that Colombia is not entitled under the Immunities Act to sovereign immunity in such action. In addition, execution upon property of Colombia located in the United States to enforce a judgment obtained under the Immunities Act may not be possible except in the limited circumstances specified in the Immunities Act.

Even if you are able to obtain a judgment against Colombia in the United States, you might not be able to enforce it in Colombia. Your ability to enforce foreign judgments in Colombia is dependent, among other factors, on such judgments not violating the principles of Colombian public order. In the opinion of the Head or Acting Head of the Legal Office of the General Directorate of Public Credit of the Ministry of Finance and Public Credit of Colombia, such a judgment would not violate principles of Colombian public order.

Provision in National Budget

Colombia recognizes that amounts due under the securities must be paid out of appropriations provided in the national budget. Colombia has, therefore, undertaken that it will annually take all necessary and appropriate actions to provide for the due inclusion of such amounts in the national budget and to ensure timely payment of all amounts due.

Contracts with Colombia

In accordance with Colombian law, by purchasing the securities, you will be deemed to have waived any right to petition for diplomatic claims to be asserted by your government against Colombia with respect to your rights as a holder under the fiscal agency agreement and the securities, except in the case of denial of justice.

TAXATION

The following discussion summarizes certain United States federal income and Colombian federal tax considerations that may be relevant to you if you invest in the debt securities. This summary is based on laws, regulations, rulings and decisions now in effect in the United States and on laws and regulations in effect in Colombia and may change. Any change could apply retroactively and could affect the continued validity of this summary.

This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax adviser about the tax consequences of holding debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local and other tax laws.

Colombian Taxation

Under current Colombian law, payments of principal and interest on the debt securities are not subject to Colombian income or withholding tax, provided that the holder of the debt securities is not a Colombian resident and is not domiciled in Colombia. In addition, gains realized on the sale or other disposition of the debt securities will not be subject to Colombian income or withholding tax, provided that the holder of the debt securities is not a Colombian resident and is not domiciled in Colombia. There are no Colombian transfer, inheritance, gift or succession taxes applicable to the debt securities.

United States Federal Taxation

In general, a United States person who holds debt securities or owns a beneficial interest in debt securities will be subject to United States federal taxation. You are a United States person for United States federal income tax purposes if you are:

•	a citizen or resident of the United States or its territories, possessions or other areas subject to its jurisdiction,

•	a corporation, partnership or other entity organized under the laws of the United States or any political subdivision thereof,

•	an estate, the income of which is subject to United States federal income taxation regardless of its source, or

•	a trust if (1) a United States court is able to exercise primary supervision over the trust’s administration and (2) one or more United States persons have the authority to control all of the trust’s substantial decisions.

If you are a United States person, the interest you receive on the debt securities will generally be subject to United States taxation and will be considered ordinary interest income.

Under current United States federal income tax law, if you are not a United States person, the interest payments that you receive on the debt securities generally will be exempt from United States federal income taxes, including withholding tax. However, to receive this exemption you may be required to satisfy certain certification requirements (described below) of the United States Internal Revenue Service to establish that you are not a United States person.

Even if you are not a United States person, you may still be subject to United States federal income taxes on any interest payments you receive if:

•	you are an insurance company carrying on a United States insurance business, within the meaning of the United States Internal Revenue Code of 1986, or

•	you have an office or other fixed place of business in the United States that receives the interest and either (1) you earn the interest in the course of operating a banking, financing or similar business in the United States or (2) you are a corporation the principal business of which is trading in stock or securities for your own account, and you otherwise are engaged in a United States trade or business.

If you are not a United States person, any gain you realize on a sale or exchange of debt securities generally will be exempt from United States federal income tax, including withholding tax, unless:

•	your gain is effectively connected with your conduct of a trade or business in the United States or

•	you are an individual holder and are present in the United States for 183 days or more in the taxable year of the sale, and either (1) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (2) you have a tax home in the United States.

The fiscal agent must file information returns with the United States Internal Revenue Service in connection with payments on debt securities made to certain United States persons. If you are a United States person, you generally will not be subject to United States backup withholding tax on these payments if you provide your taxpayer identification number to the fiscal agent. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of debt securities. If you are not a United States person, in order to avoid information reporting and backup withholding tax requirements you may have to comply with certification procedures to establish that you are not a United States person.

A debt security held by an individual holder who at the time of death is a non-resident alien will not be subject to United States federal estate tax.

PLAN OF DISTRIBUTION

Colombia may sell the debt securities and warrants in any of the following ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

Each prospectus supplement will set forth:

•	the name or names of any underwriters or agents;

•	the purchase price of the securities;

•	the net proceeds to Colombia from the sale;

•	any underwriting discounts, agent commissions or other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

If underwriters are used in the sale of any securities, the underwriters will purchase the securities for their own accounts and may resell them from time to time in one or more transactions, including:

•	negotiated transactions;

•	at a fixed public offering price; or

•	at varying prices to be determined at the time of sale.

Colombia may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly by underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Underwriters may sell securities to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters, and any discount or commission received by them from Colombia and any profit realized on the resale of securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. The related prospectus supplements will identify any of these underwriters or agents and will describe any compensation received from Colombia.

Colombia may also sell the securities directly to the public or through agents designated by Colombia from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of securities and will disclose any commissions Colombia may pay to these agents. Unless otherwise specified in the applicable prospectus supplement, an agent used in the sale of securities will sell the securities on a best efforts basis for the period of its appointment.

In compliance with NASD guidelines, the maximum compensation to any underwriters or agents in connection with the sale of any securities pursuant to this prospectus and any applicable prospectus supplement will not exceed 8% of the aggregate total offering price to the public of such securities as set forth on the cover page of the applicable prospectus supplement; however, it is anticipated that the maximum compensation paid will be significantly less than 8%.

Colombia may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from Colombia under delayed delivery contracts. Purchasers of securities under delayed delivery contracts will pay the public offering price and will take delivery of these securities on a date or dates stated in the applicable prospectus supplement. Delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement. The applicable prospectus supplement will set forth the commission payable for solicitation of these delayed delivery contracts.

Colombia may offer the securities of any series to present holders of other Colombian securities as consideration for the purchase or exchange by Colombia of these other outstanding securities. This offer may be in connection with a publicly announced tender, exchange or other offer for these securities or in privately negotiated transactions. This type of offering may be in addition to or in lieu of sales of securities directly or through underwriters or agents as set forth in the applicable prospectus supplement.

Colombia may agree to indemnify agents and underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the agents or underwriters may be required to make in respect of any of these liabilities. Agents and underwriters may engage in transactions with or perform services for Colombia in the ordinary course of business.

Unless otherwise specified in the applicable prospectus supplement, Colombia will not register under the Securities Act the securities that it will offer and sell outside the United States. Thus, subject to certain exceptions, Colombia cannot offer, sell or deliver those securities within the United States or to U.S. persons. When Colombia offers or sells securities outside the United States, each underwriter or dealer involved in the sale of the securities will acknowledge that the securities:

•	have not been and will not be registered under the Securities Act; and

•	may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Each of these underwriters or dealers will agree:

•	that it has not offered or sold, and will not offer or sell, any of these securities within the United States except in accordance with Rule 903 of Regulation S under the Securities Act; and

•	that neither such underwriter or dealer nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts with respect to these securities.

OFFICIAL STATEMENTS

Information included in this prospectus which is identified as being derived from a publication of, or supplied by, Colombia or one of its agencies or instrumentalities is included on the authority of that publication as a public official document of Colombia. All other information in this prospectus and the registration statement (of which this prospectus is a part) is included as a public official statement made on the authority of Juan Manuel Santos, Minister of Finance and Public Credit of Colombia.

VALIDITY OF THE SECURITIES

The validity of the securities of each series will be passed upon for Colombia by the Head or Acting Head of the Legal Affairs Group of the General Directorate of Public Credit, and by Cleary, Gottlieb, Steen & Hamilton, One Liberty Plaza, New York, New York 10006, United States counsel to Colombia. The validity of the securities of each series will be passed upon on behalf of any agents or underwriters by counsel named in the applicable prospectus supplement.

As to all matters of Colombian law, Cleary, Gottlieb, Steen & Hamilton will assume the correctness of the opinion of the Head or Acting Head of the Legal Affairs Group of the General Directorate of Public Credit. As to all matters of United States law, the Head or Acting Head of the Legal Affairs Group of the General Directorate of Public Credit will assume the correctness of the opinion of Cleary, Gottlieb, Steen & Hamilton.

AUTHORIZED REPRESENTATIVE

The authorized representative of Colombia in the United States of America is Jaime Buenahora Febres-Cordero, Consul General of the Republic of Colombia in The City of New York, whose address is 10 East 46th Street, New York, New York 10017, or such person as is designated in the applicable prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

Colombia has filed a registration statement with the SEC relating to the debt securities and warrants. This prospectus does not contain all of the information described in the registration statement.

For further information, you should refer to the registration statement.

Colombia is not subject to the informational requirements of the U.S. Securities Exchange Act of 1934. Colombia commenced filing annual reports of Form 18-K with the SEC on a voluntary basis beginning with its fiscal year ended December 31, 1996. These reports include certain financial, statistical and other information concerning Colombia. Colombia may also file amendments on Form 18-K/A to its annual reports for the purpose of filing with the SEC exhibits which have not been included in the registration statement to which this prospectus and any prospectus supplements relate. When filed, these exhibits will be incorporated by reference into this registration statement.

You can request copies of these documents by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington, D.C.:

Room 1024, Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information.

The SEC allows Colombia to incorporate by reference some information that Colombia files with the SEC. Incorporated documents are considered part of this prospectus. Colombia can disclose important information to you by referring you to those documents. The following documents, which Colombia has filed or will file with the SEC, are considered part of and incorporated by reference in this prospectus and any accompanying prospectus supplement:

•	Colombia’s annual report on Form 18-K for the year ended December 31, 2002 filed with the SEC on September 26, 2003;

•	Any amendment on Form 18-K/A to the 2002 annual report filed after the date of this prospectus and prior to the termination of the offering of the securities; and

•	Each subsequent annual report on Form 18-K and any amendment on Form 18-K/A filed after the date of this prospectus and prior to the termination of the offering of the securities.

Later information that Colombia files with the SEC will update and supersede earlier information that it has filed.

Any person receiving a copy of this prospectus may obtain, without charge and upon request, a copy of any of the above documents (including only the exhibits that are specifically incorporated by reference in them). Requests for such documents should be directed to:

Dirección General de Crédito Público

Ministerio de Hacienda y Crédito Público

Carrera 7a, No. 6-45, Piso 8

Bogotá, D.C.

Colombia

Telephone:     57-1-350-6565

Facsimile:      57-1-350-6206

REPUBLIC OF COLOMBIA

Ministerio de Hacienda y Crédito Público

Dirección General de Crédito Público

Carrera 7a, No. 6-45, Piso 8

Bogotá D.C.

Colombia

DEALER MANAGER

UBS Securities LLC

677 Washington Boulevard

Stamford, CT 06901

USA

LUXEMBOURG LISTING AGENT	U.S. EXCHANGE AGENT, FISCAL AGENT, PRINCIPAL PAYING AGENT AND REGISTRAR	LUXEMBOURG EXCHANGE AGENT, PAYING AGENT AND TRANSFER AGENT

Kredietbank S.A. Luxembourgeoise 43, Boulevard Royal L-2955 Luxembourg	JPMorgan Chase Bank Institutional Trust Services 4 New York Plaza, 15th Floor New York, NY 10004 USA	J.P. Morgan Bank Luxembourg S.A. Institutional Trust Services 5, rue Plaetis L-2338 Luxembourg

LEGAL ADVISORS

To Colombia as to U.S. law:	To the dealer manager as to U.S. law:	To the dealer manager as to Colombian law:

Cleary, Gottlieb, Steen & Hamilton One Liberty Plaza New York, New York 10006 USA	Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 USA	Brigard & Urrutia Calle 70 No. 4-60 Bogotá D.C. Colombia

Republic of Colombia

The Exchange Agent for the Invitation is:	The Luxembourg Exchange Agent for the Invitation is:

JPMorgan Chase Bank	J.P. Morgan Bank Luxembourg S.A.
Institutional Trust Services	Institutional Trust Services
4 New York Plaza, 15th Floor	5, rue Plaetis
New York, NY 10004	L-2338 Luxembourg
USA	Reference: Republic of Colombia Exchange
Reference: Republic of Colombia Exchange

The Information Agent for the Invitation is:

D.F. King & Co. Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

USA

Inside the U.S.: Toll Free (888) 567-1626

Outside the U.S.: Call Collect (212) 269-5550

The Dealer Manager for the Invitation is:

UBS Investment Bank

677 Washington Boulevard

Stamford, CT 06901

USA

Attention: Liability Management Group

Inside the U.S.: Toll Free (888) 722-9555 x4210

Outside the U.S.: Call Collect (203) 719-4210